
07075659


SEC MAIL PROCESSING
RECEIVED
AUG 24 2007
WASH, D.C.
190
SECTION

clarity

Annual Report 2006


IPC

HOLDINGS, LTD.



Contents

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

2006 was clearly an excellent underwriting year for IPC. Following the challenges of the past two years, we experienced very little catastrophic activity. Operating income was at a record level. Renewals were solidly in line with our expectations. Balance returned. The challenge ahead for the industry: casting a clear light on pricing strategies and maintaining underwriting discipline in the constantly evolving catastrophe reinsurance market place.

Financial Highlights

(Expressed in thousands of United States dollars except for per share amounts)

For the years ended December 31	2006	2005	2004	2003	2002
Gross Premiums Written	429,851	472,387	378,409	322,762	259,685
Net Premiums Written	412,161	450,806	358,311	308,296	254,275
Total Revenues	522,433	518,957	416,344	363,071	233,541
Net Income (Loss)	394,585	(626,063)	138,613	260,629	157,906
Basic Net Income (Loss) per Common Share	5.93	(12.30)	2.87	5.41	3.28
Cash Dividends per Common Share	0.64	0.88	0.88	0.72	-
As of December 31					
Total Assets	2,645,429	2,778,281	2,028,290	1,769,458	1,473,975
Shareholders' Equity	1,990,955	1,616,400	1,668,439	1,569,159	1,291,483

Precision is vital, both in the crafting of well-designed risk coverages, and the balancing of the service and security we offer our clients. We position this against maximizing returns for shareholders.

Many clients count on IPC to cover risks they simply cannot cover themselves, and to pay claims whenever and wherever they occur. We manage our business to pay all our client's losses. At the same time, we are constantly mindful of capital management and maximizing shareholder return. Our balance sheet reflects our strength for clients with total assets of over $2.6 billion and shareholders' equity at just under $2 billion, while our net income of nearly $400 million shows our return for shareholders.

precision



Letter to Shareholders

2006 was a year where stability somewhat returned to our industry after the ravages of the previous two years. It was a year where we were able to replenish our balance sheet and reward our shareholders while continuing to offer our clients the protection they required. The reinsurance industry is one where clarity is becoming more important for clients, shareholders and regulators alike. Clarity for clients in respect of the security we offer, clarity for shareholders so they can understand the risks and rewards and clarity for regulators so they can monitor the industry effectively. We have always prided ourselves on our clarity and transparency with a conservative business plan, a clean balance sheet and published aggregate exposures.

Our industry is also one of constant learning. We obtained greater understanding from weathering the storms of 2005's extreme conditions, with the three sisters of Katrina, Rita and Wilma. This was in addition to the 2004 testing of strength, with the greater family of Charley, Frances, Ivan and Jeanne plus their Japanese cousins of Songda and other siblings, and had brought this continued awareness of the risks assumed into 2006. We made some adjustments to our underwriting philosophy, while others were drastically reducing, reassessing or changing theirs in real terms, or virtually through the use of sidecars, unicycles and cat bonds. We were able to increase underlying annual premiums (premiums excluding reinstatement premiums) by over 23%, co-incidentally while reducing our aggregate exposure utilizations. This increase in premium, when coupled with a loss ratio of below 15%, resulted in net income for the year of $395 million.

The task now is for the industry to continue to be disciplined in respect of underwriting as too often it seems that the managements of reinsurance companies have short memories. Disciplined underwriting is constantly talked about but not always shown to exist. 2004 had showed reinsurers that we have not been adequately pricing frequency of losses whereas 2005 showed us that we had not adequately priced the severe event. Premium rates therefore adjusted accordingly and we need to maintain these levels with adjustments only necessary for exposure changes or macro events which change basic assumptions. We have shown in the past that IPC is disciplined and will reduce our writing when rates are not sufficient and manage our capital accordingly. We hope that the market follows our example.

We continue to follow our conservative plan, limiting our total exposure in any one area or zone to a maximum defined percentage of our capital and then, maybe uniquely, publicly disclosing the various total zonal exposures. It can be misleading to just compare aggregate exposures from year to year just as it can also be misleading to similarly compare premiums. A lot has changed over the last two years, with our clients vastly increasing the risk they retain, and therefore placing us further away from the loss. Our clients are generally also buying more coverage on the top of their programmes as they move more and more to balance



James P. Bryce
President & Chief Executive Officer

sheet protection rather than income statement protection.

Our balance sheet reflects our health and well-being with total assets of over $2.6 billion and shareholders' equity at just under $2 billion. The Board and Management are constantly mindful of capital management and maximizing shareholder return. We will continue to review the underwriting market to ensure that we are providing the balance between the service and security for our clients and the best utilization of our capital for our shareholders.

IPC has navigated itself with focused direction and clarity through the past fourteen years. Much of the credit for this must go to the management and staff who have joined forces across all departments to build our solid standing and enhance our reputation as a pre-eminent reinsurance company. We praise our staff for their commitment and continued first-rate performance.



James P. Bryce
President & Chief Executive Officer



Frank Mutch
Chairman



Frank Mutch
Chairman



adaptability

Success in reinsurance is about being adaptable and finding solutions of mutual benefit to both the clients and the reinsurer. Pricing the business appropriately to obtain sufficient premium for the evaluated risk, while providing the client the protection they require.

Even though IPC is a specialist we still have many tools with which to assist our clients amid the myriad of changes to coverages and regulations that are taking place. Our experienced underwriters, in both U.S. and International markets, have been through many market cycles and have the knowledge and skills to adapt to the new situations for the advantage of clients and shareholders alike.

IPC at a Glance

Aggregate Limit of Liability

(At January 1, 2007)

Worldwide		
Including United States	$	39m
Excluding United States	$	29m
United States		
Alaska	$	944m
Atlantic	$	1,168m
Gulf	$	1,082m
Hawaii	$	910m
Mid West	$	1,087m
New England	$	1,170m
North Central	$	1,125m
West	$	1,114m
Canada	$	396m
Northern Europe	$	970m
Japan	$	316m
Australia/New Zealand	$	327m

Gross Premiums by Geographic Area

(excluding reinstatement premiums) for the year ended December 31, 2006

Worldwide		
Including United States	$	58m
Excluding United States	$	9m
United States	$	206m
Japan	$	23m
Australia/New Zealand	$	16m
Other	$	3m
Europe	$	108m

Gross Premiums Written by Class

(excluding reinstatement premiums) for the year ended December 31, 2006

Catastrophe Excess of Loss	$	350m
Risk Excess of Loss	$	11m
Retrocessional Reinsurance	$	44m
Aviation	$	8m
Other	$	10m





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In our business, doing the job well is not enough. To fully succeed in the competitive global reinsurance market, you have to work both smart and fast. And that takes talent.

The seasoned IPC management team is extremely well supported by its staff across all departments of Underwriting, Claims, Finance and Administration. We pride ourselves on the speed at which we turn around submissions, contract wordings and claims payment. Our clients rely on Transactional Excellence, our corporate gold-standard of rapid response, quality thinking and attention to detail.

speed

Operations Review

After the challenges of the previous two years, 2006 was a relatively benign year for the property catastrophe reinsurance industry. Despite it being a quiet year there were still $16 billion in worldwide insured catastrophe losses as detailed by Swiss Re in their annual Sigma publication. This was the third lowest total in the last twenty years and compares to $83 billion of insured losses in 2005 and $49 billion in 2004.

For IPC there was more than a $1 billion reduction in losses incurred in 2006 compared to 2005 as we recorded only $59 million for 2006 as against $1,073 million in 2005. The largest 2006 events that affected IPC were cyclone Larry which struck Australia in April and typhoon Shanshan which made landfall in Japan in September. Other losses arose from various snow events in Europe and New Zealand, assorted windstorms and tornados across middle America and some limited development on the 2005 hurricane losses, predominantly from hurricane Wilma. The reduction in losses is mainly driven by the overall reduction in catastrophic events, but other factors also need to be considered. While we have made minor revisions to our underwriting guidelines in the light of our experiences from 2004 and 2005, there have been significant changes made by our clients. They have been increasing their retentions appreciably which puts us further away from loss and generally means that only the larger loss events will now give rise to significant claims on us.

Premium rates were healthy with the United States mid-year renewals pricing higher than the beginning of the year. This discipline needs to be maintained through 2007 and beyond. We are also hopeful that premiums outside the United States will also benefit from the understanding that we operate in a global market. For 2006 we were able to increase underlying premiums (premiums less reinstatement premiums) by over 23% while reducing the amount of aggregate exposure.

Our investment strategy remained unchanged throughout 2006, although as rates backed up through the year we did extend our duration slightly and looked to lock in the higher rates. Our diversification through equities and a fund of funds hedge fund was again beneficial to the overall investment return, both on an income basis and on a total return basis. We are undertaking a third party review of our investment guidelines and asset allocation during 2007. This is to ascertain whether we have the optimum allocations taking into account our underlying requirements of capital preservation and rating agency constraints.

Overall the increase in underlying premiums, increased investment performance and the relatively low level of catastrophic losses resulted in a record net income for IPC of $395 million. Our Board of Directors, along with Management, are constantly evaluating the capital management of the Company to firstly set the maximum level of risk to be assumed and secondly to ensure that we are attempting to maximize

From left to right

John Weale,
Senior Vice President & Chief Financial Officer

Rob Newman,
Vice President Finance

Donna-Mae Clarke,
Vice President Finance

Peter Cozens,
Senior Vice President Underwriting

Steve Fallon,
Senior Vice President Underwriting

Glenn Clinton,
Vice President Underwriting

Marco Nicolini,
Vice President Underwriting

James P. Bryce,
President & Chief Executive Officer



Operations Review cont.

shareholder return by not carrying excess capital. This capital management has begun to be shown with the increase in the common share dividend declared in the first quarter of 2007.

The other major event which happened to IPC in 2006 was the decision by AIG to sell their entire 24.2% shareholding. We were gratified by the markets response to this secondary offering and we obtained many new shareholders, as this was obviously not a new issue and many of our existing shareholders were already at their desired percentage ownership. We believe this has again ratified our focused business plan and concentration on the property catastrophe market that we know so well. While we are focused we are not blinkered and do review other lines of business to see if they would be profitable and fit in with our catastrophe business. It is our belief that many other lines of business are currently not sufficiently rated and therefore the potential negative results of writing these lines offset the diversification benefits. We will, however, continue to assess the whole reinsurance market and take advantage of opportunities if deemed beneficial.

Service continues to be at the forefront of IPC's business doctrine. We pride ourselves on our speed of turnaround of quotes, policies and claims payment. Our clients rely on our transactional excellence, our corporate gold-standard of rapid response and our attention to detail. These things set us apart from our peers and give us a competitive advantage in the property catastrophe market place. We are here to give our clients the protection they need and the greatest proof of this protection comes when claims arise. We have an internal standard of forty-eight hours from the receipt of a claims approval to the payment instruction being given to our bank for all claims. This standard is normally met where additional information is not necessary for the claim agreement. We know from brokers and clients that this prompt service is not the norm, is very much appreciated and has enhanced the relationships we have with our clients.

We have now gone through our third year of the increased regulations imposed by the Sarbanes-Oxley Act of 2002 and look forward to the finalization of the proposed new standard to be issued by the Public Company Accounting Oversight Board ("PCAOB"). Corporate governance is very important for the Company, our Board of Directors and the Management and staff. We see the benefits that the increased focus on the Company's controls has brought but there should be a balance with the costs involved in meeting the regulations. We are therefore very pleased to see that the SEC and PCAOB are looking at this issue. The proposed new standard is expected to focus audits on efficiency, risk-based matters and scaling audit work to the size and complexity of each company. We believe that for small physical operations such as ours the daily close involvement of the CEO and CFO in the management and operations of IPC augments the control environment.

2006 has clearly been a good year for IPC. Clarity and transparency is something that we have always shown through our dealings with brokers and clients and through our published financials. We rely very little on reinsurance, only using this to reduce peak exposures outside of the United States, preferring to put our balance sheet (and not that of others) behind our writings. We believe this shows our commitment and support to our clients and this also helps with the transparency and strength of our balance sheet with low levels of reinsurance recoveries. Our publishing of our zonal aggregate total limit exposures also gives clarity, providing total disclosure on our prudent exposure management. We had the marketing acronym of WYSIWYG early in our existence and that has held true throughout our nearly fourteen years of doing business.

IPC – What You See Is What You Get.

Special note Regarding Forward-Looking Information

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition, including, but not limited to, expectations regarding market cycles, market conditions, the impact of current market conditions and trends on future periods, the impact of our business strategy on our results, trends in pricing and claims and the insurance and reinsurance market response to catastrophic events. Some forward-looking statements may be identified by our use of terms such as "believes", "anticipates", "intends", "expects" or other words of similar import and relate to our plans and objectives for future operations. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We do not intend, and are under no obligation, to update any forward-looking statement contained in this report. The largest single factors in our results have been and will continue to be the severity and/or frequency of catastrophic events, which are inherently unpredictable. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including, but not limited to, the following: (i) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (ii) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (iii) any lowering or loss of one of the financial ratings of IPC Holdings' wholly-owned subsidiary, IPCRe Limited ("IPCRe") and/or IPCRe Europe Limited ("IPCRe Europe"); (iv) a decrease in the level of demand for property catastrophe reinsurance, or increased competition owing to increased capacity of reinsurers offering property catastrophe coverage; (v) the effect of competition on market trends and pricing; (vi) loss of our non-admitted status in United States jurisdictions or the passage of federal or state legislation subjecting us to supervision or regulation in the United States; (vii) challenges by insurance regulators in the United States to our claim of exemption from insurance regulation under current laws; (viii) a contention by the United States Internal Revenue Service that we are engaged in the conduct of a trade or business within the United States; (ix) loss of services of any one of our executive officers; (x) changes in interest rates and/or equity values in the United States of America and elsewhere; or (xi) changes in exchange rates and greater than expected currency exposure.



focus

Our focus is unrivalled. Through 14 years of shifting market conditions, IPC has followed the same conservative plan, concentrating on property catastrophe reinsurance, limiting our total exposure in any single area or zone to a maximum percentage of our capital. Perhaps unique to the industry, we publish our total zonal exposures to ensure complete transparency.

Our consistent business focus on property catastrophe excess of loss reinsurance has earned IPC a worldwide clientele of primary insurers who prefer to deal with trained specialists. With many clients, we have long-term relationships based on mutual reward for all parties.

Our Staff

From left to right
Sandra Smith – Claims
Valerie Masters – Administration
Melody Grant – Administration
Andrew Travis – Compliance
Janeigh Trott-Fadda – Finance
Kathy Powell – Claims
Ana Medeiros – Underwriting
Lori Steinhoff – AVP Finance
Cebile Wade – Finance
Judy Gardecki – AVP Claims



Karen Smith – Underwriting
Jonathan Cassidy – Information Technology
Joanna Shillington – AVP Finance

Melinda Fischer – Underwriting
Melanie Saunders – AVP Legal
Janice Burrows – Finance

Steven Smith – AVP Underwriting
Kathy Bromby – Finance
Chelito DeSilva – Information Technology



The improvement in our underwriting results during 2006 is clearly reflected in a year-end net income of $395 million compared to a net loss of $623 million in 2005.

Furthermore, in a year when loss activity was down significantly, underlying written premiums (gross written premium less reinstatement premiums) increased by over 23 percent and net investment income increased 53 percent. For IPC and its shareholders, 2006 was a year of gratifying growth.

growth





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Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to the "Company" mean IPC Holdings and references to "we", "us", "our" or "IPC" mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe") and IPCRe Underwriting Services Limited ("IPCUSL"). This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2006.

General Overview

We commenced operations in June 1993. An overview of our principal lines of business is provided under "Item 1 Business – Overview" as set forth in our report on Form 10-K for the fiscal year ended December 31, 2006. Property catastrophe reinsurers tend to experience significant fluctuations in operating results primarily because of the unpredictable frequency of occurrence or severity of catastrophic events. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are concentrated in the first quarter of each calendar year. About 60% (by volume) of the annual premiums we write each year are for contracts that have effective dates in the first quarter, about 20% in the second quarter, and about 15% in the third quarter. Premiums are typically due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is usually twelve months.

Premiums (cash) received that are surplus to our short-term funding requirements are invested in accordance with our investment guidelines. Our current investment strategy is defined primarily by the need to safeguard our capital, since we believe that the risks inherent in catastrophe reinsurance should not be augmented by a speculative investment policy. For this reason, our investment policy places a strong emphasis on the quality and liquidity of investments.

Other factors that can affect operating results are competition, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets by purchasing more reinsurance. After significant catastrophic events, rating agencies may also require that insurance companies reduce the level of their exposures in relationship to the amount of their shareholders' funds. This can be achieved by writing less business, buying more reinsurance, raising more capital, or any combination thereof. The same rating agency pressures have also been applied to reinsurance companies, who have similar options. Thus the supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of returns being earned by the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity is a function of the amount of shareholders' equity (also known as "policyholders' surplus" in mutual companies), increases in the frequency or severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of these cycles.

Events from 1996 to 2006 demonstrated the cyclicality and volatility of catastrophe reinsurance business. In 1996, 1997, 2000, 2002, 2003 and 2006, few major catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999, 2001, 2004 and 2005 in many parts of the world, including numerous hurricanes, hail storms, tornadoes, cyclones and the terrorist attacks that were carried out in the United States on September 11, 2001. Most recently, during 2004 and 2005, the combined insured property losses from all catastrophic events set new consecutive annual records. Events in 2004 included the four hurricanes that made landfall in Florida and affected other parts of the south-eastern United States and the Caribbean in the third quarter, and a record number of typhoons that made landfall in Japan, several of which resulted in significant insured losses. Published estimates of the aggregated industry losses from these third quarter 2004 events range from $30 billion to $35 billion. During 2005, there was a record number (27) of named storms in the north Atlantic, including hurricanes Katrina, Rita and Wilma. In addition, cyclone Erwin affected parts of northern Europe in January 2005 and floods impacted parts of central Europe in August 2005. Hurricane Katrina and the flooding that subsequently affected New Orleans and other parts of Louisiana are estimated to have resulted in the largest amount of insured losses from associated events. Estimates of the aggregated industry losses from 2005 events range from $60 billion to $80 billion. Estimated industry loss amounts have been derived from recognized sources such as Swiss Re's Sigma publication and reports from Property Claim Services ("PCS"), which tracks insured catastrophic events in the United States of America.

During the fourth quarter of 2001, in response to the reduction in the capacity following the terrorist attacks of September 11, 2001 and anticipated increased demand, many companies, including ourselves, raised additional capital. There were also a number of new insurance and reinsurance companies formed in Bermuda and elsewhere, hoping to satisfy demand and benefit from improved market terms and conditions. We believe that the additional capital flowing into the market affected price increases in 2002 and 2003, as they were not as large as previously anticipated. While prices continued to increase during 2003 and 2004, the rate of increase moderated over time, such that pricing in the second half of 2004 was generally leveling off. Despite the level of catastrophe activity in 2004, pricing of our business renewing in the first half of 2005 was generally flat or with modest declines of around 5% for contracts that had not incurred any losses, while loss-impacted contracts had increases of between 10% and 25%. Renewals of contracts with U.S. cedants from July 1, 2005 onwards saw the return of modest increases in premium rates, generally as a result of additional development of claims from events in the third quarter of 2004. For business renewing January 1, 2006 the unprecedented level of insured losses from events which occurred in the second half of 2005 resulted in significant increases in pricing for U.S. cedents, especially for contracts with coastal exposures. Generally, renewals of contracts with U.S. cedants who had not had claims arising from events in 2004 or 2005 saw price increases in the range of 10% to 25%, while contracts that had incurred losses in 2005 saw increases of between 50% and 100%, or more. In addition, many companies increased the levels at which their reinsurance programs attached, in some cases by significant amounts. Pressure on the amount of reinsurance capacity available not only resulted from the significant financial impact of catastrophic events in 2005, but also because of changes in rating agency requirements in respect of insurance/reinsurance companies' capital levels. In response to these new requirements, as well as to meet anticipated increased demand, many companies, including ourselves, raised capital, to at least replenish what had been lost as a result of 2005 catastrophes. Similar to events in the fourth quarter of 2001, a number of new reinsurance companies formed in Bermuda and elsewhere. In addition, during 2006, a number of hedge funds and other investors invested in new reinsurance companies which do not have their own underwriting personnel, but which utilize the underwriting expertise of existing reinsurers. These vehicles have been commonly termed "sidecars". Some sidecars were formed to provide retrocessional coverage for the entity providing underwriting resources; others were formed to satisfy demand and benefit from improved market terms and conditions in the general reinsurance and retrocessional markets. As 2006 progressed, a number of reinsurance companies recognized increased losses arising from hurricanes Katrina, Rita and Wilma, some to the extent of having to cease active underwriting operations. Several of these companies had previously written a significant proportion of their business reinsuring reinsurance companies, which is known as retrocession. Because of this additional pressure on market capacity, as well as the increased impact of rating agency requirements, pricing for business renewing at April 1, June 1 and July 1, 2006 saw even greater increases than those experienced at January 1, 2006. From 2002 to 2005, we believe that we were able to increase the amount of business allocated to us and our market share because of our reputation, capital base, Standard & Poor's ("S & P") and A.M. Best Company ("A. M. Best") ratings and long-standing client relationships. These factors were reflected in the significant increase in our written premium volume from 2002 to 2006, in comparison to 2001. During 2006, increases in premium volume were achieved despite the fact that we utilized less of our capital (i.e. aggregate limits offered) in many geographic zones, particularly in the United States, as we sought to implement a number of risk management policies following the losses we incurred as a result of hurricane Katrina.

As a result of the terrorist attacks of September 11, 2001, for renewals in the period 2002 to 2006 the coverage of claims that are the result of "terrorist acts" was generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages except where caused by nuclear, biological or chemical means. Between 2002 and 2006, IPCRe has participated in a number of underwriting pools that cover property losses arising from terrorist acts as a separate hazard.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 ("TRIA") was signed into law. It expired at the end of 2005, but was renewed in modified form for 2006 and 2007. TRIA, which does not apply to reinsurance companies such as IPCRe, established a temporary federal program which requires U.S. insurers and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists' acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad. The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages. Generally, insurers will pay to policyholders all losses resulting from a covered terrorist act, retaining a defined "deductible" and a percentage of losses above the deductible. In its revised form, the insurers' deductible level was 17.5% in 2006 and is 20% in 2007. The federal government will reimburse insurers for 90% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the federal government its reimbursements paid. The trigger for federal outlays was $50 million in 2006 and is $100 million in 2007. As a result of TRIA, our participation in coverage for terrorism within the United States declined during the years 2003 to 2006. We have continued to exclude losses resulting from terrorist acts, as defined in this legislation, from U.S. property catastrophe contracts covering large commercial risks incepting January 1, 2007.

On January 22, 2007, Florida legislators passed a bill aimed at reducing hurricane-related insurance costs for Florida homeowners and businesses. This legislation makes significant changes to the Florida Hurricane Catastrophe Fund ("FHCF") and the Citizens Property Insurance Corporation ("Citizens"). The FHCF and Citizens were both formed in late 1992, following hurricane Andrew, to ensure the continuing provision of insurance in the state. FHCF was formed to provide reinsurance to insurers, and Citizens was created as a state-run insurer of last resort. Prior to the legislative changes passed in January 2007, FHCF provided coverage for 90% of industry losses in excess of $6 billion, up to an amount of $24 billion. As a result of the legislative changes, coverage is now being offered for industry losses in excess of $3 billion, up to an amount of $40 billion. Rates charged by FHCF for such reinsurance protection are significantly lower than can be obtained in the general reinsurance market. Furthermore, insurance companies that buy reinsurance protection from the general reinsurance market are not permitted to pass on the additional cost excess of the cost of protection offered by FHCF to their customers. There are also a number of other changes impacting the way in which insurers will be able to do business in Florida, and the prices that they can charge for the coverage provided. Taken in aggregate, this legislation has potentially far-reaching implications for both insurers and reinsurers providing coverage in Florida. Some commentators believe that this will result in insurers buying significantly less coverage from the general reinsurance market, which in turn will offer its capacity in other parts of the United States, possibly resulting in downward pressure on pricing as a result of the increased competition. With one exception, IPCRe's coverage for

Florida risks generally does not emanate from Florida-based insurance companies that only operate in that state, but mostly results from the reinsurance of the larger U.S.-based insurance companies, such as Chubb, Hartford, Zurich, AIG and others, who operate throughout the United States and elsewhere. Currently, such companies mostly buy catastrophe reinsurance protection for their entire U.S. nationwide portfolio, for all perils, rather than for specific perils in single states or zones. It is not currently known whether the new legislation will result in changes in the buying habits of our clients and if so, whether it will result in a reduction in the amount of premium IPCRe receives from these clients.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The following is a summary of the accounting policies for the three main components of our balance sheet and statement of income (loss): premiums, losses (claims), including reserves and investments / investment income.

Premiums

Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and thus no management judgement is necessary in accounting for this. Premiums are earned on a pro rata basis over the policy period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. At December 31, 2006 the amount of premium accrued resulting from management's estimates for proportional treaties was approximately 3% of total gross premiums written for the year then ended. Reinstatement premiums are recognized and accrued at the time we incur a loss and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro-rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). The amount accrued at December 31, 2006 for estimated reinstatement premiums on Reported But Not Enough losses ("RBNE") and Incurred But Not Reported ("IBNR") loss reserves was $16.8 million.

Loss Reserves

Under accounting principles generally accepted in the United States of America, we are not permitted to establish loss reserves until the occurrence of an event that may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date are established, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

Estimating appropriate loss reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including IBNR and RBNE losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

When a catastrophic event occurs, we first determine which treaties may be affected using our geographic database of exposures. We then contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use computer modeling to measure and estimate loss exposure under the actual event scenario, if available. For excess of loss business, which is generally over 90% of the premium we write, we are aided by the fact that each treaty has a defined limit of liability arising from one event. Once that limit has been reached, we have no further exposure to additional losses from that treaty for the same event.

For proportional treaties, we generally use an initial estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) based upon information provided by the ceding company and/or their broker and our historical experience of that treaty, if any, and the estimate is adjusted as actual experience becomes known.

We establish reserves based upon estimates of losses incurred by the ceding companies, including reserves where we believe that the ultimate loss amount is greater than that reported to us by the ceding company. These reserves, which provide for development on reported losses, are also known as RBNE reserves. We also establish reserves for losses incurred as a result of an event known but not reported to us. These IBNR reserves, together with RBNE reserves, are established for both catastrophe and other losses. To estimate the portion of losses and loss adjustment expenses relating to these claims for the year, we review our portfolio of business to determine where the potential for loss may exist. Industry loss data, as well as actual experience, knowledge of the business written by us and general market trends in the reinsurance industry, are considered. Since 1993, we have contracted AIR Worldwide Corporation for the use of their proprietary models – currently CATRADER ® – as part of our modeling approach. These computer-based loss modeling systems utilize A.M. Best's data and direct exposure information obtained from our clients. We may also use CATRADER ® to measure and estimate loss exposure under the actual event scenario, if available. The sum of the individual estimates derived from the above methodology provides us with an overall estimate of the loss reserves for IPC as a whole. Our reserving methodology uses a process that calculates a point estimate, as opposed to a methodology that develops a range of estimates.

As a broker market reinsurer, we are reliant on loss information reported to brokers by primary insurers who must estimate their own losses at the policy level. These estimates are sometimes derived from the output of computer-based modelling systems, and often based upon incomplete and changing information, especially during the period immediately following a catastrophic event. The information we receive varies by cedant and broker and may include paid losses and estimated case reserves. We may also receive an estimated provision for IBNR reserves, especially when the cedant is providing data in support of a request for collateral for reserves ceded. Information can be received on a monthly, quarterly or transactional basis. As a reinsurer, our reserve estimates may be inherently less reliable than the reserve estimates of our primary insurer cedants.

There is a time lag inherent in reporting from the original claimant to the primary insurer to the broker and then to the reinsurer. Reporting of property claims arising from catastrophes in general tends to be prompt (as compared to reporting of claims for casualty or other "long-term" lines of business). However, the timing of claims reporting can vary depending on various factors, including: the nature of the event (e.g. hurricane, earthquake, hail, man-made events such as terrorism or rioting); the geographic area involved; the quality of the cedant's claims management and reserving practices; and whether the claims arise under reinsurance contracts for primary companies, or reinsurance of other reinsurance companies (i.e. retrocession). Because the events from which claims arise are typically prominent, public occurrences, we are often able to use independent reports of such events to augment our loss reserve estimation process. Because of the degree of reliance that we place on ceding companies for claims reporting, the associated time lag, the low frequency/ high severity nature of the business we underwrite and the varying reserving practices among ceding companies, our reserve estimates are highly dependent on management judgement and are therefore subject to significant variability. During the loss settlement period, additional facts regarding individual claims and trends may become known, and current laws and case laws may change.

IPC's controls in place require that claim payments and reserves must be authorized by the underwriter upon processing. Large claims must also be approved by senior management prior to a claims payment being made. While we have the right to audit client data, most of our claims result from events that are well known such as hurricanes or earthquakes; our claims processors and underwriters ask follow-up questions as necessary, in assessing the reasonableness of reported claims. We also cross reference and verify amounts requested as collateral by ceding companies, in comparison to amounts previously reported to us.

For certain catastrophic events there is greater uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses reported by our cedants. Complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause greater uncertainty in the reserve estimates reported to us by our cedants, as well as delays to the timing with which we are notified of cedants' changes to their loss estimates, resulting in greater uncertainty in our reserve estimates. In particular, the estimate for hurricane Katrina has been based on estimates by cedants of their exposure, industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers, and management judgement, which includes consideration of the physical factors noted above, in aggregate. It has been assumed that underlying policy terms and conditions are upheld during our clients' loss adjustment process. However, the unique circumstances and severity of this devastating catastrophe, including the extent of flooding and resultant initial limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses, which is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage.

To illustrate the potential variability of estimates for individual catastrophe losses, the following table outlines the percent changes from IPC's first reported estimates for certain specific catastrophes, over specified time horizons:

Cumulative percentage increase of development from initial report

	After 6 months	After 1 year	After 2 years	After 3 years	Latest / Final %	Total Development– initial report to latest $(000)
Cyclones Lothar / Martin	61%	66%	71%	73%	69%	24,100
Cat # 48 (WTC)	6%	7%	9%	9%	3%	3,000
2004 Florida hurricanes	113%	137%	145%	–	144%	117,500
Hurricane Katrina	1%	2%	–	–	2%	13,000

Generally, the most significant development arises within six to nine months of an event, due to the limited amount of information usually available immediately after the event.

Cyclones Lothar and Martin struck France and other parts of Europe in the last week of 1999. As such, many parts of the affected areas were still devastated, inaccessible and without power at the time we were attempting to establish reserves for 1999 year-end reporting. In many cases, our French cedants were unable to provide us with much information regarding their potential claims, and we relied more heavily on industry loss estimates, which themselves were based on very limited information. Consequently, there was significant development of our own loss, as well as for the reported industry loss. As an example, the reported industry loss for cyclone Martin increased 150% from the original estimate.

Similarly, for the four hurricanes that struck Florida over a six-week period concluding in late September 2004, not only was the initial estimation process made difficult by the proximity to the end of the third quarter 2004 reporting period, there were the added complexities of multiple events affecting one geographic area and the resulting impact on claims adjusting (as noted above) by, and communications from, ceding companies.

Sometimes, for extreme events such as the attack on the World Trade Center and hurricane Katrina, many excess of loss contracts that are impacted by the event incur full limit losses, on which there can be no adverse development. However, because of the uncertainties associated with hurricane Katrina noted above, there can be no assurance that significant development will not occur on contracts where the limits have not been exhausted, or that losses are reported for contracts for which we have not previously established a reserve. Generally, the size of a catastrophe is not necessarily an indicator of the amount of potential development that might occur. However, for larger catastrophes, a small percentage of development can result in a larger dollar impact on a company's results of operations, than a larger percentage development on a smaller event.

As noted above, our methodology provides us with an overall estimate of loss reserves for IPC as a whole. For information on historical development of IPC's overall loss reserves, please refer to the tables provided in Item 1, Business, Reserve for Losses and Loss Adjustment Expenses, in our Report on Form 10-K for the year ended December 31, 2006.

At December 31, 2006 management's estimates for IBNR/RBNE represented approximately 36% of total loss reserves. The majority of the estimate relates to reserves for claims from hurricanes Katrina, Rita and Wilma, which affected various parts of Gulf coast states between August and October 2005. As discussed above, our reserve estimates are not mathematically or formulaically derived from factors such as numbers of claims or demand surge impact. If our estimate of IBNR/RBNE loss reserves at December 31, 2006 was inaccurate by a factor of 10%, our results of operations would be impacted by a positive or negative movement of approximately $20 million. If our total reserve for losses at December 31, 2006 was inaccurate by a factor of 10%, our incurred losses would be impacted by approximately $55 million, which represents approximately 3% of shareholders' equity at December 31, 2006. In accordance with IPCRe's registration under the Bermuda Insurance Act 1978 and Related Regulations (the "Insurance Act"), the loss reserves are certified annually by an independent loss reserve specialist.

Investments

In accordance with our investment guidelines, our investments consist of certain equity investments in mutual funds and high-grade marketable fixed income securities. Investments are considered "Available for Sale" and are carried at fair value. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided either by independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Equity investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. Unrealized gains and losses are included within "Accumulated other comprehensive income" as a separate component of shareholders' equity. Realized gains and losses on sales of investments are determined on a first-in, first-out basis. Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.

We regularly monitor the difference between the cost and fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in value of a particular investment is temporary, we record the decline as an unrealized loss as a separate component of our shareholders' equity. If we believe the decline is other-than-temporary, we write down the cost basis of the investment to the market price as of the reporting date and record a realized loss in our statement of income. The determination that a security has incurred an other-than-temporary decline in value requires the judgement of IPC's management, which includes the views of our investment managers and a regular review of our investments. Our assessment of a decline in value includes our current judgement as to the financial position and future prospects of the entity that issued the security, and our intent and ability to hold the security for a sufficient period of time to permit recovery, which could be until maturity for debt instruments. If that judgement changes in the future we may ultimately record a realized loss, after having originally concluded that the decline in value was temporary.

Generally, we review all securities that are trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time. We generally focus our attention on all equity securities whose market value is less than 75% of their cost, and fixed income securities whose market value has been less than amortized cost for a period of nine months, irrespective of the extent of the decline. The specific factors we consider in evaluating potential impairment include the following:

- The extent of decline in value
- The length of time the security is below cost
- The future prospects of the issuer or, in the case of mutual funds, the future prospects of the fund
- Whether the decline appears to be related to general market or industry conditions, or is issuer-specific
- Our intent and ability to hold the security
- Other qualitative and quantitative factors

At December 31, 2006 our equity investments mostly comprised investments in the following: a north American equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S & P 500 Index. None of the funds have a significant concentration in any one business sector; accordingly, the value of our equity funds is principally influenced by macro economic factors rather than issuer-specific factors. Our equity investments are subject to the same analyses as described above for the determination of other-than-temporary declines in value. Since there is a portfolio of securities within each fund, the qualitative issues are usually broader than those for individual securities and therefore the assessment of impairment is inherently more difficult and requires more management judgement.

At December 31, 2006 we did not hold any fixed maturity securities that are not investment grade or not rated.

During the year ended December 31, 2006 we determined that there were other-than-temporary impairments in a number of fixed income securities totalling $27.7 million, which resulted from increased interest rates.

The following table summarizes the total unrealized gains and losses included as a separate component of shareholders' equity:

At December 31, 2006	$000
Gross unrealized (losses):	
Fixed maturity investments	(2,020)
Equity investments	–
	(2,020)
Gross unrealized gains:	
Fixed maturity investments	12,664
Equity investments	117,352
	130,016
Total net unrealized gains	**127,996**

The following table summarizes the unrealized loss position at December 31, 2006 by length of time those securities have been continuously in an unrealized loss position (expressed in thousands of U.S. dollars):

Length of time with unrealized loss:	Less than 12 months		12 months or longer	
	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value
Fixed maturity investments	$ (2,020)	$ 499,792	$ –	$ –
Equity investments	$ –	$ –	$ –	$ –

Results of Operations

Years Ended December 31, 2006, 2005 and 2004

Following two years of significant catastrophic activity, especially the record amount of aggregate insured losses resulting primarily from hurricanes Katrina, Rita and Wilma that occurred in 2005, 2006 was a marked contrast by comparison, with very few catastrophes, particularly in the United States. In addition, we benefitted from significant increases in pricing for catastrophe reinsurance in the United States, and were able to increase our premium volume, excluding reinstatement premiums, despite offering smaller program limits to our clients, and cutting back the amount of aggregate exposure per geographic zone, as we sought to implement a number of risk management policies following the losses we incurred as a result of hurricane Katrina. As a result, having suffered our worst operating performance in 2005 since the inception of the company, we followed it in 2006 with record earnings, with net income, before preference dividends, of $394.6 million for the year ended December 31, 2006, compared to a net loss, before preference dividend, of $623.4 million in the year ended December 31, 2005, and net income of $138.6 million in the year ended December 31, 2004.

In the twelve months ended December 31, 2006, we wrote gross premiums of $429.9 million, compared to $472.4 million and $378.4 million written in the years ended December 31, 2005 and 2004, respectively. The components of these premium volumes were as follows:

$(000)	2006	2005	2004
Annual (deposit) premiums	413,632	335,856	333,106
Reinstatement premiums	6,713	129,149	32,507
Adjustment premiums	9,506	7,382	12,796
Total premiums	429,851	472,387	378,409

Annual or deposit premiums are the basic premiums for excess of loss treaties reported at the inception of the contracts, which are paid in installments over the contract period, or are estimated or actual reported premiums from proportional treaties. Reinstatement premiums are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Adjustment premiums are adjustments generally arising from differences between cedants' actual premium income and their original estimates thereof, on which annual deposit premiums are based. The significant amounts of reinstatement premiums in 2004 and 2005, respectively, were due to the higher volume of claims relating to the hurricanes and other catastrophic events which occurred in the respective years as compared to 2006. In 2006, we benefited from price increases for U.S. contracts that had suffered losses from 2005 windstorms, and in particular as a result of claims from hurricane Katrina. The decrease in reinstatement premiums in 2006, as compared to 2004 and 2005, was partially offset by the effect of changes to business written for existing clients, including pricing, changes to program structure and/or renewal dates, as well as changes to foreign exchange rates, which totalled an increase of $77.8 million. In 2005, there were rate increases for U.S. and Japanese contracts that had suffered losses from third quarter, 2004 windstorms. These increases were offset in part by small rate reductions given on European business. In addition, due to unsatisfactory rates or terms, we decided not to renew some contracts with expiring premiums which totaled $25.9 million, $21.4 million and $19.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Offsetting this was new business that was written in each of the three years, amounting to $26.1 million, $24.8 million and $24.7 million, for the years ended December 31, 2006, 2005 and 2004, respectively.

We purchase reinsurance to reduce our exposure to large non-U.S. losses. (See Note 5 to the Consolidated Financial Statements - "Ceded Reinsurance".) In the years ended December 31, 2006, 2005 and 2004, premiums ceded to these facilities were $17.7 million, $21.6 million, and $20.1 million, respectively, reducing net premium writings for those years to $412.2 million, $450.8 million and $358.3 million, respectively. The actual contracts ceded are at IPC's underwriters' judgement in optimizing the risk profile of the portfolio, which can cause premiums ceded to vary as a proportion of our gross writings, from year to year. The change in ceded premiums also reflects fluctuating transfers of exposure to our Property Catastrophe Aggregate Excess of Loss Reinsurance facility, as well as the changes to retrocessionaires' participation in our proportional reinsurance facility, which has varied from 74.5% in 2004 to 83.33% in 2005 to 60.5% in 2006.

We earned net premiums of $397.1 million, $452.5 million and $354.9 million in the years ended December 31, 2006, 2005 and 2004, respectively, representing an increase of 27.5% from 2004 to 2005, and a decrease of 12.2% from 2005 to 2006. The primary reason for the decrease from 2005 to 2006 was the reduction in reinstatement premiums which were $122.4 million lower for the year ended December 31, 2006, compared to 2005. The reduction due to the impact of last year's reinstatement premiums was partly offset by the effect of higher annual deposit premiums written during the past twelve months, as noted above. Earned premiums increased from 2004 to 2005 because of the increase in written premiums, as well as the substantial increases in reinstatement premiums recorded in 2005. Excluding adjustment and reinstatement premiums, net premiums earned increased by 2% from $309.6 million in 2004 to $316.0 million in 2005 and then by a further 20.5% to $380.9 million in 2006.

We earned net investment income of $109.7 million in the year ended December 31, 2006 compared to $71.8 million earned in the year ended December 31, 2005, and $51.2 million in the year ended December 31, 2004. In the year ended December 31, 2006, we benefited from an increase in the average yield of our fixed income investment portfolio, primarily due to an increase in interest rates. In addition, there was an increase in the average balance of invested assets of 13%, which primarily resulted from the full effect of the capital-raising which took place in November 2005. For the year ended December 31, 2006, net investment income also included dividends of $12.7 million from the equity investments, compared to $9.9 million from dividends in 2005 and $4.8 million from dividends in 2004. In the year ended December 31, 2005, the overall yield of the fixed income portfolio improved, due to rising interest rates. In 2005, this factor was augmented by the

Management's Discussion and Analysis of Financial Condition and Results of Operations cont.

increase in the average balance of invested assets, which was 25% higher than in 2004, because of positive operating cash flow in the year and because of the proceeds of the Offerings, which took place in early November 2005. Investment income is net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. ("AIG"). (See Note 8 to the Consolidated Financial Statements – "Related Party Transactions".) These fees totaled $3.9 million in 2006, $3.2 million in 2005 and $3.0 million in 2004. We received refunds of management fees of $2.8 million, $2.3 million and $2.4 million, for the years ended December 31, 2006, 2005 and 2004, respectively, deducted from the net assets of a global equity fund and a north American equity fund, in which we are an investor, because we already pay management fees on the portfolio as a whole. Both funds are managed by AIG Global Investment Fund Management Limited.

At December 31, 2006 our investment portfolio consisted mostly of cash and cash equivalents, high quality fixed maturity investments, and equity investments in a north American equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S & P 500 Index.

We recorded a net realized gain of $12.1 million on the sale of investments for the year ended December 31, 2006, compared to a net realized loss of $10.6 million for the year ended December 31, 2005, and a net realized gain of $5.9 million for the year ended December 31, 2004. Generally, net gains and losses fluctuate from period to period, depending on the securities sold. Our net realized gain for the year ended December 31, 2006 includes a write-down of $27.7 million in the cost basis of certain fixed income securities where management has determined there had been a decline in value which was other than temporary, caused by changes in interest rates. In June 2006, we sold our investment in an equity fund with attributes similar to those of the S & P 500 Index, realizing a $27.8 million gain. The proceeds were used to invest in an Ireland-based Undertaking for Collective Investment in Transferable securities ("UCIT") fund with similar attributes. In addition, we sold a portion from our investment in a global equity fund, also realizing a gain. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements – "Investments") were $128.0 million at December 31, 2006, compared to $93.1 million at December 31, 2005.

We incurred net losses and loss adjustment expenses of $58.5 million, $1,072.7 million and $215.6 million in the years ended December 31, 2006, 2005 and 2004, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2006 compared to the relatively high frequency and severity of events during 2004 and 2005, which had set consecutive records in terms of annual aggregate insured losses from catastrophic events.

In 2006, we incurred losses from cyclone Larry, which struck Queensland, Australia on March 20, 2006 ($7.5 million), super-typhoon Shanshan, which struck Japan in September 2006 ($5.6 million), European snow losses ($2.1 million), Cat.# 67, a tornado system which hit the mid-west United States ($2.7 million), and a reserve established for the storms which struck the north-west U.S ($1.6 million). Incurred losses in 2006 relating to prior years totaled approximately $33.8 million. This includes claims from two accidents which occurred in 2005: an explosion which occurred in the U.K. in December 2005, and a train wreck and associated chemical spill which took place in South Carolina in January 2005, reserves established for pro rata treaty business and some increases for prior year events, especially hurricane Wilma. A major component of the increase for hurricane Wilma resulted from Industry Loss Warranty contracts being triggered by both the announcement from PCS in May that the industry loss for the event exceeded $10 billion and the level of the cedants' own losses.

In 2005 we incurred losses from cyclone Erwin ($20.6 million) which affected parts of northern Europe in January 2005, hurricane Katrina and subsequent flooding which affected many parts of Louisiana, Alabama and Mississippi in August 2005 ($810.0 million), hurricane Rita, which made landfall in Texas in September 2005 ($53.8 million), and hurricane Wilma which affected parts of Mexico and crossed Florida in October 2005 ($112.8 million). In the first half of 2005, we also recorded adverse development of claims arising from various windstorms that occurred in the third quarter of 2004, totaling approximately $40 million, primarily as a result of a number of cedants significantly revising their loss estimates. The estimate for hurricane Katrina has been based on industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It has also been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The unique circumstances and severity of this devastating catastrophe, including the extent of flooding and limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses. This is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage. Consequently, the ultimate net impact of losses from this event on our net income might differ substantially from the foregoing estimate. The estimates for hurricanes Rita and Wilma were prepared following the same process.

In 2004 we recorded losses of $168.6 million from hurricanes Charley, Frances, Ivan and Jeanne, all of which made landfall in Florida and affected other parts of the south-east United States and the Caribbean in the third quarter. We also incurred net losses from typhoons Chaba and Songda which made landfall in Japan in the third quarter, totalling $47.7 million. We also incurred a loss of $4.8 million from a fire at an oil refinery in Algeria, which occurred in January 2004. Offsetting the impact of these losses were net reductions in losses from a variety of events in prior accident years, totalling $13.5 million.

Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $37.5 million, $39.2 million and $37.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, after deferring those costs related to the unearned portion of premiums written. The decrease from 2005 to 2006 is the result of the reduction in earned premiums for the period, primarily caused by the reduced level of reinstatement premiums during 2006. The increase from 2004 to 2005 is primarily due to the increase in earned premiums, but they have not increased proportionately, because the brokerage on reinstatement premiums is generally less than that paid on annual premiums.

General and administrative expenses were $34.4 million, $27.5 million and $23.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. These figures include fees paid to subsidiaries of AIG for administrative services of $11.5 million, $11.9 million and $9.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. These services include the provision of certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel, and other ancillary services. (See Note 8 to the Consolidated Financial Statements – "Related Party Transactions".) The increase in 2006 is the result of increases in the amounts of salaries and other compensation, fees for letters of credit provided to cedants as collateral for loss reserves, legal fees in connection with our shelf registration statement filed in April 2006, the set-up costs of our new syndicated revolving credit/letter of credit facility, and professional fees connected with various activities. The expense categories which saw increases from 2004 to 2005 included salaries and benefits, which include the impact of expensing stock grants and stock options granted to certain employees, and professional fees resulting from corporate governance requirements under the Sarbanes-Oxley Act of 2002. In 2005, additional expenses resulted from increased costs of letters of credit (see "Liquidity and Capital Resources", below), due to the significantly increased requirements of our U.S. cedants, and fees paid to the United States Securities and Exchange Commission ("SEC") with respect to the filing of an S-3 Registration Statement.

Liquidity and Capital Resources

IPC Holdings is a holding company that conducts no reinsurance operations of its own, and its cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited by the Insurance Act. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business primarily in Europe. In

Management's Discussion and Analysis of Financial Condition and Results of Operations cont.

November 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCUSL, which currently acts as an underwriting agent for a company in which AIG has an ownership interest. (See Note 8 to the Consolidated Financial Statements – "Related Party Transactions".)

Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. In addition, IPCRe is prohibited under the Insurance Act from reducing its opening total statutory capital by more than 15% without the approval of the Authority. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2007 was approximately $495.4 million.

Sources of Funds

Our sources of funds consist of premiums written, losses recovered from retrocessionaires, underwriting agency commissions, investment income and proceeds from sales and redemptions of investments.

In July 1998, to further enhance its liquidity, IPCRe entered into a revolving credit facility with a syndicate of lenders led by Bank One N.A. The amount of the original facility was $300 million, which was reduced to $150 million in June 2001, renewed in July 2003 for a three-year term in the amount of $200 million, and was terminated in March 2006. Effective April 13, 2006 the Company and IPCRe entered into a five-year, $500 million credit agreement with a syndicate of lenders. The credit agreement consists of a $250 million senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250 million senior secured credit facility available for letters of credit. The revolving line of credit will be available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries. Under the terms of the new $500 million credit agreement, the Company is permitted to declare and pay dividends provided there are no defaults or unmatured defaults pending. One of the significant covenants of the facility requires the Company to maintain a minimum net worth, of $1 billion, plus 25% of any positive net income for each fiscal year, beginning with the fiscal year ended December 31, 2006, plus 25% of the net proceeds of any equity issuance or other capital contributions.

On October 7, 2005, IPC Holdings filed an S-3 registration statement with the SEC in the amount of $1,250 million, which became effective on October 17, 2005. On November 4, 2005, we completed offerings of both common shares and mandatory convertible preferred shares, from which total net proceeds were approximately $614 million. On February 21, 2006 our shareholders approved an increase in the number of the Company's authorized common shares from 75,000,000 to 150,000,000, and an increase in the number of the Company's authorized preferred shares from 25,000,000 to 35,000,000. On April 27, 2006, IPC filed an omnibus registration statement with the SEC for the sale of securities including debt securities, common and preferred shares and other securities that IPC may wish to offer from time to time.

Uses of Funds

Cash is used primarily for investing activities and to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. In the year ended December 31, 2006 we used cash flows in operations amounting to $72.5 million, primarily for the increase in loss payments made as detailed below, whereas we generated cash flows from operations of $105.7 million and $279.2 million in the years ended December 31, 2005 and 2004, respectively. These amounts represent the difference between premiums collected and investment earnings realized, losses and loss adjustment expenses paid, and underwriting and other expenses paid. Cash flows used in or from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for large catastrophes means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Gross loss payments during the years ended December 31, 2006, 2005 and 2004 were $586.2 million, $274.7 million and $73.4 million, respectively. During 2007, we expect to pay a significant proportion of the $548.6 million of loss reserves we have accrued at December 31, 2006 (see "Aggregate Contractual Obligations" below), as well as claims from other events that may occur during the year.

With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the fair value of which is subject to fluctuation depending on changes in prevailing interest rates, and investments in mutual funds, which invest in stocks of large capitalized companies in the United States and other major countries around the world. We do not hedge our investment portfolio against interest rate risk. Accordingly, changes in interest rates and equity prices may result in losses, both realized and unrealized, on our investments (see "Quantitative and Qualitative Disclosure about Market Risk" below for further explanation).

At December 31, 2006, 77.7% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating, compared to 79.3% of the portfolio at December 31, 2005. The primary rating source is Moody's Investors Services Inc. (See Note 3 (f) to the Consolidated Financial Statements – "Investments".) At December 31, 2006 the portfolio had an average maturity of 3.9 years and an average modified duration of 3.2 years (compared to 3.1 years and 2.7 years, respectively, at December 31, 2005).

For the year ended December 31, 2006, cash provided by investing activities amounted to $188.1 million. Net cash used for investing activities in the years ended December 31, 2005 and 2004 was $672.3 million and $301.4 million, respectively. At December 31, 2006 our cash and cash equivalents were $88.4 million, compared to $31.1 million at December 31, 2005. The significant increase from 2005 is to provide additional liquidity to continue to meet the claims payments resulting from hurricanes Katrina, Rita and Wilma. We continue to keep a proportion of our fixed maturity investment portfolio invested in relatively short-dated fixed income instruments, to provide additional liquidity to meet anticipated claims payments resulting from hurricanes Katrina, Rita and Wilma.

Our functional currency is the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations.

In the year ended December 31, 2006, we generated a net foreign exchange gain of $2.6 million compared to foreign exchange losses of $3.0 million and $1.3 million in the years ended December 31, 2005 and 2004. The gains in 2006 were primarily the result of the strengthening of the Euro and British pound, whereas the losses in 2005 and 2004 were partly due to the impact of changing exchange rates on non-U.S. dollar loss reserves. We currently do not – and as a practical matter cannot – hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. (See "Quantitative and Qualitative Disclosure about Market Risk" below.) Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2006, we had no forward contract hedges outstanding.

Our investment portfolio does not directly include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the fair value of the portfolio. Also, our portfolio does not directly contain any investments in real estate or mortgage loans.

Ratings are an important factor in establishing the competitive position of reinsurance companies. IPCRe and IPCRe Europe have an insurer financial strength rating of "A (Excellent; 3rd of 15 categories)" from A.M. Best and are rated "A (Strong; 6th of 18 categories)" for financial strength and counter-party credit by S & P. A.M. Best and S & P ratings reflect their opinions of a reinsurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, but are not evaluations directed to investors in our securities and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by A.M. Best and S & P, and we cannot assure you that we will be able to retain those ratings. Prior to October 2005, both A.M. Best and S & P had given IPCRe and IPCRe Europe insurer financial strength ratings of A+. In November 2005, both rating agencies lowered the ratings to their current levels as a result of the impact on our net income and shareholders' equity resulting from the devastation brought by hurricanes Katrina and Rita. If these ratings are reduced from their current levels by A.M. Best and/or S & P, our competitive position in the reinsurance industry could suffer and it may be more difficult for us to market our products. A downgrade could result in a loss of business as ceding companies move to other reinsurers with higher ratings, and a significant downgrade to a rating below "A-" by A.M. Best or S & P could trigger provisions allowing some cedants to opt to cancel their reinsurance contracts with us.

IPCRe is not a licensed insurer in the United States of America and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover loss reserves in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through three commercial banks pursuant to two bilateral facilities in amounts of $350 million and $100 million, respectively as well as through the $250 million senior secured syndicated facility discussed above. In turn, IPCRe provides the banks security by giving them liens over certain of IPCRe's investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. Effective December 31, 2006 and 2005, there were outstanding letters of credit of $375.9 million and $606.3 million, respectively. The significantly higher amount at the end of 2005 was due to the increased requirements of our clients as a result of claims arising from hurricanes Katrina, Rita and Wilma. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

We believe that our operating cash flow and the high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations:

Contractual Obligations

Payments due by period (expressed in millions of U.S. dollars)

	Total	Less than 1 year	1–3 Years	3–5 years	More than 5 years
Purchase Obligations	$ 5.9	$ 2.2	$ 3.4	$ 0.3	$ -
Losses and Loss Adjustment Expenses	548.6	221.6	220.8	52.7	53.5

Purchase Obligations are made up of the following contractual obligations:

1. Administrative Services Agreement: Effective July 1, 2006, the Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services – as described above – for a fee of $2 million for the first $200 million annual gross written premiums and 0.5% for annual gross written premiums in excess of $200 million. This administrative services agreement terminates on June 30, 2009 and is automatically renewed thereafter for successive three-year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three-year term. As the fee payable (in excess of $2 million) is based on annual gross written premiums the actual annual amount is unknown until the end of the year and therefore the minimum payment of $2 million per annum until June 30, 2009 is included in the table above. The amount incurred for 2006 was $11.5 million, which includes fees based on a prior agreement, under which IPCRe paid fees based on 2.5% of gross annual premiums written (up to $500 million of premiums).

2. Credit Facility: As described above, effective April 13, 2006, we entered a new syndicated credit facility in the amount of $500 million for a period of five years, ending on April 13, 2011. The credit agreement consists of a $250 million senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250 million senior secured credit facility available for letters of credit. The revolving line of credit will be available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries. The level of the facility fee payable is dependent upon the S & P debt rating of the Company and therefore a change in this rating would affect the amount paid. The applicable fee rate based upon the Company's present debt rating is 0.08% of the amount of the unsecured facility and is included in the table above. A margin fee would be payable on amounts drawn under this agreement with the fee payable also dependent upon the S & P debt rating of the Company at that time. At December 31, 2006, the outstanding letters of credit issued under the secured facility were $160 million and no amounts have been drawn under the unsecured facility.

3. Letters of credit: As noted above, we currently obtain letters of credit through three facilities in amounts of $350 million, $250 million and $100 million. We pay fees to the banks based on the amounts of letters of credit they issue on our behalf and also a facility fee for the unused portion of the syndicated secured facility. Because these amounts change during the course of the year, the total amount we will pay in aggregate is not known until the end of the year, and therefore not included in the table above. Effective December 31, 2006 the aggregate amount of letters of credit issued were $375.9 million, and if this amount remained unchanged throughout 2007, we would pay fees totaling $1.0 million. If we were to utilize the full limits of the three facilities, we would pay $1.8 million in 2007. With respect to the syndicated secured facility, we pay a commitment fee to the extent it is unused. Effective December 31, 2006, the amount of the facility unused was $90.3 million. The amount of the commitment fee that could be paid is not material.

Management's Discussion and Analysis of Financial Condition and Results of Operations cont.

Losses and Loss adjustment expenses
The reserve for losses and loss adjustment expenses represent management's estimate of the ultimate cost of settling reinsurance claims. As more fully discussed in our "Critical Accounting Policies – Loss Reserves" above, the estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgements. Actual losses and loss adjustment expenses paid may differ, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. Complexity resulting from problems such as multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates, or are asked to make payments. The assumptions used in estimating the likely payments due by periods are based on the Company's historical claims payment experience, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different than the amounts disclosed above. Part of the uncertainty stems from the variability of payment pattern by type of catastrophic event that caused the losses. For example, earthquake and hailstorm losses typically take longer to be reported and paid compared to losses from windstorms. In addition, there is no prior history of payment patterns for events such as the attack on the World Trade Center or for the flooding which followed hurricane Katrina.

Furthermore, the amounts in this table represent our gross estimated known liabilities as of December 31, 2006 and do not include any allowance for claims from future events within the time periods specified. As such, it is highly likely that the total amounts paid out in the time periods shown will be greater than that indicated in the table.

Off-Balance Sheet Arrangements

Neither the Company nor any of its subsidiaries have any forms of off-balance sheet arrangements, or cash obligations and commitments, as defined by Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, foreign currency exchange rates and equity prices.

Measuring potential losses in fair values has become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk ("VaR"). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates of the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

We believe that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information is limited by the assumptions and parameters established in creating the related models, which rely principally on historic data. Because of this, such models may not accurately predict future market behaviour. Therefore, such models are tools and do not substitute for the experience or judgement of senior management.

Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2006 and 2005. The analysis calculated the VaR with respect to the net fair value of our invested assets (cash and cash equivalents, equity and high-grade fixed income securities) as of December 31, 2006 and 2005 using historical simulation methodology. At December 31, 2006 the VaR of IPCRe's investment portfolio was approximately $33.0 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.

The following table presents the VaR of each component of market risk of IPCRe's invested assets at December 31, 2006 and 2005, respectively, the quarterly points during 2006 and the average for the year ended December 31, 2006, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

Market Risk

	At December 31, 2006	At September 30, 2006	At June 30, 2006	At March 31, 2006	At December 31, 2005	Average for year ended Dec. 31, 2006
Currency	$ 2,628	$ 2,749	$ 3,097	$ 3,188	$ 2,445	$ 2,821
Interest Rate	27,270	31,210	35,593	37,363	36,626	33,612
Equity (incl. hedge fund)	18,963	17,793	17,879	18,786	19,821	18,648
Sum of Risk	48,861	51,752	56,569	59,337	58,892	55,081
Diversification Benefit	(15,885)	(18,757)	(18,690)	(19,657)	(21,188)	(18,836)
Total Net Risk	$ 32,976	$ 32,995	$ 37,879	$ 39,680	$ 37,704	$ 36,247

From December 2005 to June 2006, the overall VaR increased primarily due to the increase in exposure to non-U.S. dollar denominated securities within our investment in a global equity fund, as well as a small increase in spread duration within the fixed income portfolio. This was offset in part by a small reduction in the overall size of the investment portfolio, combined with a small decrease in volatility. Thereafter, VaR decreased generally due to the decrease in bond market yields, as well as a fall in fixed income volatility. In addition, both currency and equity VaR declined following the sale of a portion of our investment in a global equity fund. In the last quarter of 2006 interest rates remained steady and we saw a reduction in volatility combined with a reduction in the market value of fixed maturity assets. Equity VaR increased due to an increase in the market value of equity positions.

IPCRe's premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency, or vice versa. As of December 31, 2006 an estimated $25 million (December 31, 2005 – $22 million) of reinsurance premiums receivable, and an estimated $46 million (December 31, 2005 – $34 million) of loss reserves, were denominated in non-U.S. currencies. The currencies to which IPC has the most net exposure are the Euro, Japanese Yen, UK sterling, and Australian dollar. If the U.S. dollar strengthened 10% against sterling, our net adverse exchange exposure would be approximately $0.5 million; if the U.S. dollar weakened 10% against the Euro, Yen and Australian dollar, our net adverse exchange exposure would be approximately $0.8 million, $0.7 million and $0.7 million respectively.

Transactions with Non-Independent Parties

All of our related party transactions have been disclosed in Note 8 to the Consolidated Financial Statements – "Related Party Transactions". To our knowledge, neither the Company nor any of its subsidiaries have entered into any other transactions with other non-independent parties.

Effects of Inflation

IPCRe estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPCRe generally does not take into account the effects of inflation when estimating reserves. The actual effects of inflation on the results of IPCRe cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.

Management's Assessment of the Effectiveness of Internal Controls over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2006, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on an evaluation under the framework in Internal Control – Integrated Framework issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG, an independent registered public accounting firm, as stated in their unqualified report which is included herein.

Report of Independent Registered Public Accounting Firm

(as filed on February 27, 2007 with our Annual Report on Form 10-K)

The Board of Directors and Shareholders
IPC Holdings, Ltd.

We have audited management's assessment, included in the accompanying Form 10-K, that IPC Holdings, Ltd. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IPC Holdings, Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that IPC Holdings, Ltd. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, IPC Holdings, Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 27, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG

KPMG
Chartered Accountants
Hamilton, Bermuda
February 27, 2007

Independent Registered Public Accountant's Report

To the Board of Directors and Shareholders of IPC Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IPC Holdings, Ltd.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.



KPMG
Chartered Accountants
Hamilton, Bermuda
February 27, 2007

Consolidated Balance Sheets

December 31, 2006 and 2005
(Expressed in thousands of United States Dollars, except for per share amounts)

	2006	2005
Assets		
Fixed maturity investments, available for sale, at fair value (amortized cost 2006: $1,808,917; 2005: $2,014,735)	$ 1,819,561	$ 1,998,606
Equity investments, available for sale, at fair value (cost 2006: $460,197; 2005: $420,910)	577,549	530,127
Cash and cash equivalents	88,415	31,113
Reinsurance premiums receivable	113,811	180,798
Deferred premiums ceded	2,823	4,120
Loss and loss adjustment expenses recoverable	1,989	1,054
Accrued investment income	28,469	19,885
Deferred acquisition costs	9,551	7,843
Prepaid expenses and other assets	3,261	4,735
Total assets	$ 2,645,429	$ 2,778,281
Liabilities		
Reserve for losses and loss adjustment expenses	$ 548,627	$ 1,072,056
Unearned premiums	80,043	66,311
Reinsurance premiums payable	4,680	4,991
Deferred fees and commissions	1,150	1,363
Accounts payable and accrued liabilities	19,974	17,160
Total liabilities	654,474	1,161,881
Shareholders' equity		
Common shares – 2006: 63,706,567 shares outstanding, par value $0.01; 2005: 63,666,368 shares outstanding, par value $0.01	637	637
Preferred shares – Series A mandatory convertible preferred shares 2006: 9,000,000 shares outstanding, par value $0.01; 2005: 9,000,000 shares outstanding, par value $0.01	90	90
Additional paid-in capital	1,475,533	1,473,257
Deferred stock grant compensation	(1,441)	(2,492)
Retained earnings	388,826	52,126
Accumulated other comprehensive income	127,310	92,782
Total shareholders' equity	1,990,955	1,616,400
Total liabilities and shareholders' equity	$ 2,645,429	$ 2,778,281

See accompanying notes to consolidated financial statements

Consolidated Statements of Income (Loss)

For each of the years in the three-year period ended December 31, 2006
(Expressed in thousands of United States Dollars, except for per share amounts)

	2006	2005	2004
Revenue			
Gross premiums written	$ 429,851	$ 472,387	$ 378,409
Change in unearned premiums	(13,732)	2,154	(6,670)
Premiums earned	416,119	474,541	371,739
Reinsurance premiums ceded	17,690	21,581	20,098
Change in deferred premiums ceded	1,297	438	(3,241)
Premiums ceded	18,987	22,019	16,857
Net premiums earned	397,132	452,522	354,882
Net investment income	109,659	71,757	51,220
Other income	3,557	5,234	4,296
Net realized gains (losses) on investments	12,085	(10,556)	5,946
Total income	522,433	518,957	416,344
Expenses			
Net losses and loss adjustment expenses	58,505	1,072,662	215,608
Net acquisition costs	37,542	39,249	37,682
General and administrative expenses	34,436	27,466	23,151
Net foreign exchange (gain) loss	(2,635)	2,979	1,290
Total expenses	127,848	1,142,356	277,731
Net income (loss)	394,585	(623,399)	138,613
Dividend on preferred shares	17,176	2,664	–
Net income (loss) available to common shareholders	$ 377,409	$ (626,063)	$ 138,613
Basic net income (loss) per common share	$ 5.93	$ (12.30)	$ 2.87
Diluted net income (loss) per common share	$ 5.54	$ (12.30)	$ 2.87
Weighted average number of common shares – basic	63,636,935	50,901,382	48,287,261
Weighted average number of common shares – diluted	71,212,287	50,901,382	48,376,865

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income (Loss)

For each of the years in the three-year period ended December 31, 2006
(Expressed in thousands of United States Dollars)

	2006	2005	2004
Net income (loss)	$ 394,585	$ (623,399)	$ 138,613
Other comprehensive income			
Additional accumulated benefit pension obligation	(380)	(306)	-
Net holding gains (losses) on investments during year	46,993	(8,618)	5,989
Reclassification adjustment for (gains) losses included in net income (loss)	(12,085)	10,556	(5,946)
	34,528	1,632	43
Comprehensive income (loss)	$ 429,113	$ (621,767)	$ 138,656

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

For each of the years in the three-year period ended December 31, 2006
(Expressed in thousands of United States Dollars, except for per share amounts)

	2006	2005	2004
Common shares par value $0.01			
Balance, beginning of year	$ 637	$ 484	$ 483
Additional shares issued	–	153	1
Balance, end of year	$ 637	$ 637	$ 484
Preferred shares par value $0.01			
Balance, beginning of year	$ 90	$ –	$ -
Additional shares issued	–	90	–
Balance, end of year	$ 90	$ 90	$ –
Additional paid-in capital			
Balance, beginning of year	$ 1,473,257	$ 854,797	$ 850,133
Additional paid-in capital on shares issued	59	617,561	941
Reduction in paid-in capital on share repurchase	–	(1,334)	(142)
Stock options and grants	2,217	2,233	3,865
Balance, end of year	$ 1,475,533	$ 1,473,257	$ 854,797
Deferred stock grant compensation			
Balance, beginning of year	$ (2,492)	$ (2,899)	$ (1,495)
Stock grants awarded	(682)	(1,316)	(2,928)
Stock grants forfeited	–	454	–
Amortization	1,733	1,269	1,524
Balance, end of year	$ (1,441)	$ (2,492)	$ (2,899)
Retained earnings			
Balance, beginning of year	$ 52,126	$ 724,907	$ 628,931
Net income (loss)	394,585	(623,399)	138,613
Reduction on share repurchase	–	(1,738)	(155)
Dividends paid and accrued	(57,885)	(47,644)	(42,482)
Balance, end of year	$ 388,826	$ 52,126	$ 724,907
Accumulated other comprehensive income			
Balance, beginning of year	$ 92,782	$ 91,150	$ 91,107
Other comprehensive income	34,528	1,632	43
Balance, end of year	$ 127,310	$ 92,782	$ 91,150
Total shareholders' equity	$ 1,990,955	$ 1,616,400	$ 1,668,439

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

For each of the years in the three-year period ended December 31, 2006
(Expressed in thousands of United States Dollars)

	2006	2005	2004
Cash flows from operating activities			
Net income (loss)	$ 394,585	$ (623,399)	$ 138,613
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Amortization of fixed maturity (discounts) premiums, net	(9,512)	8,128	13,661
Net realized (gains) losses on investments	(12,085)	10,556	(5,946)
Stock compensation	3,296	2,640	2,461
Changes in:			
Reinsurance premiums receivable	66,987	(95,712)	(23,892)
Deferred premiums ceded	1,297	438	(3,241)
Loss and loss adjustment expenses recoverable	(935)	3,952	(3,196)
Accrued investment income	(8,584)	810	(874)
Deferred acquisition costs	(1,708)	581	(389)
Prepaid expenses and other assets	1,474	(1,308)	2,431
Reserve for losses and loss adjustment expenses	(523,429)	797,593	151,143
Unearned premiums	13,732	(2,154)	6,670
Reinsurance premiums payable	(311)	1,604	(490)
Deferred fees and commissions	(213)	(112)	641
Accounts payable and accrued liabilities	2,909	2,129	1,588
Cash (used in) provided by operating activities	(72,497)	105,746	279,180
Cash flows from investing activities			
Purchases of fixed maturity investments	(1,767,146)	(2,410,649)	(1,632,680)
Proceeds from sales of fixed maturity investments	1,413,748	1,726,564	1,398,678
Proceeds from maturities of fixed maturity investments	535,450	91,740	14,862
Purchases of equity investments	(128,607)	(96,938)	(102,254)
Proceeds from sales of equity investments	134,683	17,000	20,000
Cash provided by (used in) investing activities	188,128	(672,283)	(301,394)
Cash flows from financing activities			
Proceeds from share issuance, net of repurchases	31	614,732	645
Cash dividends paid to shareholders	(58,360)	(44,980)	(42,482)
Cash (used in) provided by financing activities	(58,329)	569,752	(41,837)
Net increase (decrease) in cash and cash equivalents	57,302	3,215	(64,051)
Cash and cash equivalents, beginning of year	31,113	27,898	91,949
Cash and cash equivalents, end of year	$ 88,415	$ 31,113	$ 27,898

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

(Expressed in thousands of United States Dollars, except for per share amounts)

1. General

IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 through the sponsorship of American International Group, Inc. ("AIG"). AIG purchased 24.4% of the initial share capital of the Company and an option to obtain up to an additional 10% of the share capital. In December 2001, the Company completed a follow-on public offering and AIG exercised its option. Concurrent with that offering, the Company also sold shares in a private placement to AIG, which retained its approximate holding at 24.3%. In November 2005, (Note 6) the Company completed a further follow-on public offering in which AIG participated and subsequent to the offering AIG owned 24.2% of the common shares of the Company. On August 15, 2006 AIG sold its entire shareholding in an underwritten public offering. The Company did not receive any proceeds from the sale of AIG's shares in the Company.

Through its wholly-owned subsidiary, IPCRe Limited ("IPCRe"), the Company provides reinsurance of property catastrophe risks worldwide, substantially on an excess of loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. IPCRe also writes, to a limited extent, aviation, property per-risk excess and other short-tail reinsurance in various parts of the world. Approximately 49% of underlying exposure premiums written (being total premiums written excluding reinstatement premiums) in 2006 related to U.S. risks (2005: 40%; 2004: 38%). The balance of IPCRe's covered risks is located principally in Europe, Japan, Australia and New Zealand.

On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business primarily in Europe.

On November 7, 2001, the Company incorporated a subsidiary in Bermuda named IPCRe Underwriting Services Limited. ("IPCUSL"), which provides underwriting services and acts as an Underwriting Agent for Allied World Assurance Company, Ltd ("AWAC"), a Bermuda-based Class 4 insurer (Note 8) and a subsidiary of Allied World Assurance Company Holdings, Ltd.. Effective December 1, 2006, IPCUSL ceased actively underwriting on behalf of AWAC but will continue to service business previously written on their behalf, for a period of three years.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe and IPCUSL. All significant intercompany transactions have been eliminated in consolidation.

b) Premiums and acquisition costs

Premiums are recorded as written at the inception of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and therefore no management judgement is necessary in accounting for this. Subsequent premium adjustments, if any, are recorded in the period in which they are reported. Reinstatement premiums are recognized and accrued at the time losses are incurred and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro-rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. IPCRe accounts for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. Premiums are earned on a pro-rata basis over the coverage period and unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force. Ceded reinsurance premiums are similarly pro-rated over the terms of the contracts with the unexpired portion deferred in the balance sheet.

Acquisition costs, consisting primarily of commissions and brokerage expenses incurred at policy issuance, are deferred and amortized to income over the period in which the related premiums are earned. Deferred acquisition costs are limited to estimated realizable value based on related unearned premium, anticipated claims and expenses and investment income.

c) Reserve for losses and loss adjustment expenses

The reserve for losses and loss adjustment expenses, which includes a provision for losses and loss adjustment expenses incurred but not reported and development on reported claims (reported but not enough), is based on reports from industry sources, including initial estimates of aggregate industry losses, individual case estimates received from ceding companies and brokers, output from commercially available catastrophe loss models and management's estimates. For certain catastrophic events, there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. It is reasonably possible that changes in the near term could require a material change in the amount estimated. Such adjustments, if any, are reflected in results of operations in the period in which they become known. For proportional treaties, an estimated loss and loss adjustment expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) is initially used, based upon information provided by the ceding company and/or their broker and IPCRe's historical experience of that treaty, if any. The estimate is adjusted as actual experience becomes known.

Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

d) Investments

Investments consist of fixed maturity investments and investments in mutual funds. Fixed maturity investments are stated at fair value as determined by the quoted market price of the securities as provided by either independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. By policy, IPCRe invests in high-grade marketable securities. All investments are classified as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Investment transactions are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized on the accrual basis and includes the amortization of premiums and accretion of discounts on investments.

Unrealized gains and losses are included within "Accumulated other comprehensive income" as a separate component of shareholders' equity. Unrealized depreciation in the value of individual securities considered by management to be other-than-temporary is charged to income in the period it is determined. IPCRe's assessment of a decline in value includes judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future, IPCRe may ultimately record a realized loss after originally concluding that the decline in value was temporary. Factors which management considers in evaluating other-than-temporary declines in value include the extent of decline, the length of time the security is below cost, IPCRe's intent and ability to hold the security, the future prospects of the issuer and other qualitative and quantitative factors.

(Expressed in thousands of United States Dollars, except for per share amounts)

e) Other income

Other income consists of agency commission earned by IPCUSL. The commission is based on the gross premiums written under an agency agreement and is earned pro-rata over the underlying reinsurance contract coverage periods. Unearned commission represents the portion of commission which is applicable to the unexpired terms of the underlying contracts. The unearned commission is included in deferred fees and commissions on the balance sheet.

f) Translation of foreign currencies

Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing in the accounting period of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Realized and unrealized exchange gains and losses are included in the determination of net income (loss).

g) Cash and cash equivalents

Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

h) Basic net income (loss) per common share

Basic net income (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding during the year. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year. Convertible preferred shares, stock options and unvested stock grants are considered common stock equivalents for the purpose of calculating diluted net income per common share, and are included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of convertible preferred shares, stock options and unvested stock grants are not included in the weighted average number of shares, as this would be anti-dilutive.

i) Stock incentive compensation plan

Effective January 1, 2006, management adopted the fair value method of accounting for stock-based employee compensation as prescribed by Financial Accounting Standards Board ("FASB") Statement No. 123 (Revised 2004) "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such services will be recognized over the period during which an employee is required to provide service in exchange for the award. Since 2003 the Company has expensed compensation costs for stock options on a prospective basis for all awards granted, modified or settled after January 1, 2003 in accordance with Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation and Disclosure". SFAS 123R requires expected forfeitures to be included in determining share-based employee compensation expense. Prior to the adoption of SFAS 123R, forfeiture benefits were recorded as a reduction to compensation expense when an employee left the Company and forfeited the award. The transition impact of adopting SFAS 123R as of January 1, 2006, including the effect of accruing for expected forfeitures on outstanding share-based awards, was not material to our results of operations for the year ended December 31, 2006. In addition, SFAS 123R requires the immediate expensing of share-based awards granted to retirement-eligible employees. Share-based awards granted to retirement-eligible employees prior to the adoption of SFAS 123R must continue to be amortized over the stated service period of the award (and accelerated if the employee actually retires). Consequently, our compensation and benefits expenses in the year ended December 31, 2006 include both the amortization of awards granted to retirement-eligible employees prior to the adoption of SFAS 123R as well as the full grant-date fair value of new awards granted to such employees under SFAS 123R.

j) Accounting pronouncements

In June 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, Accounting for Income

Taxes. FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The potential impact of FIN 48 on the Company's balance sheet and results of operations are expected to be insignificant.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the requirements and impact of SFAS 157 on the Company's consolidated financial statements, and will adopt the provisions on January 1, 2008.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements 87, 88, 106 and 132(R)" ("SFAS 158"). This Statement requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. The provisions of SFAS 158 are effective in stages, but the Company has adopted all provisions as of December 31, 2006. The effect of the provisions of SFAS 158 on comprehensive income (loss) and accumulated other comprehensive income, is shown in Note 14.

Notes to Consolidated Financial Statements cont.

(Expressed in thousands of United States Dollars, except for per share amounts)

3. Investments

a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of investments classified as available for sale by category as of December 31, 2006 and 2005 are as follows:

December 31, 2006	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ 279,963	$ 2,649	$ (692)	$ 281,920
Other governments	205,362	683	(82)	205,963
Corporate	1,076,778	8,189	(956)	1,084,011
Supranational entities	246,814	1,143	(290)	247,667
	$1,808,917	$ 12,664	$ (2,020)	$1,819,561
Equity investments	$ 460,197	$ 117,352	$ –	$ 577,549

December 31, 2005	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ 326,916	$ 64	$ (2,805)	$ 324,175
Other governments	296,823	165	(3,026)	293,962
Corporate	1,188,004	1,048	(9,735)	1,179,317
Supranational entities	202,992	–	(1,840)	201,152
	$2,014,735	$ 1,277	$ (17,406)	$1,998,606
Equity investments	$ 420,910	$ 109,952	$ (735)	$ 530,127

The following table summarizes, for all securities in an unrealized loss position at December 31, 2006 and 2005, the unrealized loss and fair value by length of time the security has continuously been in an unrealized loss position.

	Less than 12 months		12 months or longer	
December 31, 2006	**Gross unrealized losses**	**Fair value**	**Gross unrealized losses**	**Fair value**
Fixed maturity investments				
U.S. Government and government agencies	$ (692)	$ 90,996	$ –	$ –
Other governments	(82)	62,330	–	–
Corporate	(956)	288,049	–	–
Supranational entities	(290)	58,417	–	–
	$ (2,020)	$ 499,792	$ –	$ –
Equity investments	$ –	$ –	$ –	$ –

	Less than 12 months		12 months or longer	
December 31, 2006	**Gross unrealized losses**	**Fair value**	**Gross unrealized losses**	**Fair value**
Fixed maturity investments				
U.S. Government and government agencies	$ (2,686)	$ 272,899	$ (119)	$ 5,849
Other governments	(1,152)	119,225	(1,874)	89,167
Corporate	(6,525)	876,583	(3,210)	115,708
Supranational entities	(1,752)	179,132	(88)	22,020
	$ (12,115)	$ 1,447,839	$ (5,291)	$ 232,744
Equity investments	$ (735)	$ 156,183	$ –	$ –

The decline in the value of individual securities considered to be other than temporary included in gross realized losses on fixed maturity or equity investments for the year ended December 31, 2006 was $27,695 (2005: $nil; 2004: $nil).

Notes to Consolidated Financial Statements cont.

(Expressed in thousands of United States Dollars, except for per share amounts)

b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2006 are as follows:

	Amortized cost	Fair value
Due in one year or less	$ 146,792	$ 146,864
Due after one year through five years	1,156,425	1,161,390
Due after five years through ten years	505,700	511,307
	$ 1,808,917	$ 1,819,561

Actual maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c) Pledged assets

In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by IPCRe's bankers, in favour of the ceding company, at the request of IPCRe. At December 31, 2006 IPCRe has three letter of credit facilities. Under three separate agreements effective September 20, 1994 (amended in 1999, 2001, 2004 and 2005), December 30, 2005 and April 13, 2006, IPCRe provides the banks security by giving the banks a lien over certain of IPCRe's investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. The total amount of security required by the banks under the three facilities at December 31, 2006 was approximately $435,811 (2005: $689,971). Effective December 31, 2006 outstanding letters of credit were $375,948 (2005: $606,329).

d) Net investment income

	2006	2005	2004
Interest on fixed maturity investments	$ 86,345	$ 69,125	$ 60,253
Interest on cash and cash equivalents	4,949	4,038	2,839
Net amortization of discounts (premiums) on investments	9,512	(8,128)	(13,661)
	100,806	65,035	49,431
Net income from equity investments	12,713	9,873	4,765
Less: investment expenses	(3,860)	(3,151)	(2,976)
Net investment income	$ 109,659	$ 71,757	$ 51,220

e) Proceeds from sales of available for sale securities for the year ended December 31, 2006, were $1,548,431 (2005: $1,743,564; 2004: $1,418,678). Components of net realized gains and losses and change in net unrealized appreciation on investments are summarized in the following table:

	2006	2005	2004
Fixed maturity investments			
Gross realized gains	$ 3,385	$ 343	$ 7,032
Gross realized losses	(36,662)	(16,153)	(6,372)
Net realized (losses) gains	(33,277)	(15,810)	660
Equity investments			
Gross realized gains	45,362	5,254	5,286
Gross realized losses	–	–	–
Net realized gains	45,362	5,254	5,286
Total net realized gains (losses)	12,085	(10,556)	5,946
Change in net unrealized appreciation on investments			
Fixed maturity investments	26,773	(14,378)	(22,030)
Equity investments	8,135	16,316	22,073
Change in net unrealized appreciation on investments	34,908	1,938	43
Total net realized gains (losses) and change in net unrealized appreciation on investments	$ 46,993	$ (8,618)	$ 5,989

f) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	2006	2005
Cash and cash equivalents	4.6%	1.5%
U.S. Government and government agencies	14.8%	16.0%
AAA	35.2%	32.3%
AA	23.1%	29.5%
A	21.8%	20.2%
BBB	0.5%	0.5%
	100.0%	100.0%

The primary rating source is Moody's Investors Service Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S & P") ratings are used and where split-ratings exist, the higher of Moody's and S & P is used.

(Expressed in thousands of United States Dollars, except for per share amounts)

g) IPCRe holds the following equity investments:

	2006 Fair value	2005 Fair value
AIG Global Equity Fund	$ 159,299	$ 176,737
AIG American Equity Fund	127,960	97,780
AIG Select Hedge Fund	174,272	156,183
Vanguard Institutional Index Fund	-	93,494
Vanguard US Futures Fund	108,180	-
Other equity funds	7,838	5,933
	$ 577,549	$ 530,127

The AIG Global Equity Fund, AIG American Equity Fund, and AIG Select Hedge Fund are all managed by AIG Global Investment Fund Management Limited. The AIG Global Equity Fund invests predominantly in large capitalized companies operating in diverse sectors of global equity markets, the AIG American Equity Fund invests predominantly in large capitalized companies operating across diverse sectors of North America and the AIG Select Hedge Fund invests in approximately 30-40 third party hedge funds utilizing a broad range of alternative investment strategies. Net asset values of the AIG Global Equity Fund, the AIG American Equity Fund and the AIG Select Hedge Fund as at December 31, 2006 are $159,299, $127,960 and $174,272 respectively, as reported by our investment managers. The Company's maximum exposure to loss as a result of these investments is limited to the fair values of the Company's investment in these funds.

The Vanguard US Futures Fund invests in large capitalized companies across diverse sectors of North America and aims for returns similar to those of the S & P 500 Index.

4. Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Fixed maturity investments are stated at fair value as determined by the quoted market price of the securities as provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. The fair value of other assets and liabilities, consisting of reinsurance premiums receivable, accrued investment income, other assets, reinsurance premiums payable and accounts payable, approximates to their carrying value due to their relative short term nature.

The estimates of fair value of assets and liabilities are subjective in nature and are not necessarily indicative of the amounts that the Company would actually realize in a current market exchange. However, any differences would not be expected to be material. Certain instruments such as deferred premiums ceded, loss and loss adjustment expenses recoverable, deferred acquisition costs, prepaid expenses, reserve for loss and loss adjustment expenses, unearned premiums and deferred fees and commissions are excluded from fair value disclosure. Thus, the total fair value amounts cannot be aggregated to determine the underlying economic value of the Company.

5. Ceded Reinsurance

IPCRe utilizes reinsurance to reduce its exposure to large losses, outside the United States. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility covering property catastrophe business written by IPCRe. For the six year period to December 31, 2004, the facility provided coverage of up to $50,000 in each of at least 5 named zones, and potentially other zones of IPCRe's choosing, provided that the risks in those zones do not accumulate with those in the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia / New Zealand; Japan and Other. Effective January 1, 2005, the facility provided coverage of up to $75,000 in each of the named zones, with the exception of Europe (excluding the U.K.), where the coverage remained limited to $50,000. Effective January 1, 2006, the facility provided coverage of up to $75,000 in each of the named zones. Business ceded to the facility is solely at IPCRe's discretion. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage, taxes and an override commission. A subsidiary of AIG, as a participating reinsurer, has a 10% participation on a direct basis. Most reinsurers participating in the facility have financial strength ratings issued by S & P and/or A.M. Best of A or above, and the minimum rating is A- at the time of acceptance.

Effective January 1, 2002, IPCRe arranged a Property Catastrophe Excess of Loss Reinsurance facility in respect of certain property catastrophe business written by IPCRe. This facility covers first losses only for the business ceded to this facility. All subsequent events are retained by IPCRe. Business ceded to this facility includes worldwide business excluding the United States and Canada. IPCRe can cede up to $30,000 (2005: $50,000; 2004: $50,000) ultimate net loss in the aggregate per contract year to the facility. IPCRe's retention is $10 in the aggregate per contract. Business ceded to this facility is solely at IPCRe's discretion. The sole reinsurer participating in this facility has a rating of AA-.

Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe's primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

6. Share Capital and Additional Paid-in Capital

On February 21, 2006 our shareholders approved an increase in the number of the Company's authorized common shares from 75,000,000 to 150,000,000, and an increase in the number of the Company's authorized preferred shares from 25,000,000 to 35,000,000.

On November 4, 2005, shareholders contributed approximately $614,628, net of underwriting discounts of $19,191 and costs of $1,484 in additional funds through a public offering of 15,202,000 common shares and 9,000,000 preferred shares.

The share capital of the Company as of December 31, 2006 and 2005 consisted of the following:

December 31, 2006	Authorised shares	Shares issued and fully paid		Share capital	Additional paid-in capital
Voting common shares, par value U.S. $0.01 each	150,000,00	63,706,567	$	637	$ 1,247,202
Preferred shares, par value U.S. $0.01 each	35,000,000	9,000,000	$	90	$ 228,331
December 31, 2005					
Voting common shares, par value U.S. $0.01 each	75,000,000	63,666,368	$	637	$ 1,244,926
Preferred shares, par value U.S. $0.01 each	25,000,000	9,000,000	$	90	$ 228,331

Notes to Consolidated Financial Statements cont.

(Expressed in thousands of United States Dollars, except for per share amounts)

In 2006, the Company paid dividends of $0.16 per share in each of March, June, September and December to holders of its common shares. In 2005, the Company paid dividends of $0.24 per share in each of March, June and September and $0.16 per share in December to holders of its common shares. In 2004, the Company paid dividends of $0.20 per share in each of March and June and $0.24 per share in each of September and December to holders of its common shares.

The 9,000,000 preferred shares issued in November 2005 are 7.25% Series A Mandatory Convertible Preferred Shares, with a liquidation preference of $26.25 per share, will automatically convert on November 15, 2008 into between 0.8333 and 1.0000 common shares, subject to anti-dilution adjustments, depending on the average closing price per share of the common shares over the 20 trading day period ending on the third trading day prior to such date. The preferred shares are non-voting except under certain limited prescribed circumstances. The holder may elect, at any time prior to November 15, 2008, to convert each preferred share into 0.8333 common shares, subject to anti-dilution adjustments. The Company may, at any time prior to November 15, 2008, accelerate the conversion date of all of the outstanding preferred shares under certain prescribed circumstances at a maximum conversion rate of 1.0000 common share for each preferred share. Dividends on the preferred shares are cumulative from the date of original issuance and are payable quarterly in arrears when, if, and as declared by the Board of Directors. The Company paid preferred dividends of $0.533932 per Series A Mandatory Convertible preferred share, in February 2006, and $0.475781 per Series A Mandatory Convertible preferred share, in each of May, August and November 2006, to holders of its Series A Mandatory Convertible preferred shares.

7. Stock-based compensation

The Company adopted a Stock Option Plan (the "Option Plan"), effective February 15, 1996. This Option Plan was amended and approved by the shareholders in 1999 and further amended and approved in 2003 and 2005. Under the last amended Option Plan, approved by shareholders in June 2005, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 2,327,500 common shares, $0.01 par value. The exercise price of the options granted under the Option Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 30, 2006, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 to $43.03 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually, are recorded on the straight line basis and lapse on the tenth anniversary of issue. The amount of the charge recorded in net income in the year ended December 31, 2006 for awards of stock options was $1,563 (2005: $1,371, 2004: $937).

On June 13, 2003, the shareholders approved a stock incentive plan. The plan allows for the issuance of up to 500,000 common shares, $0.01 par value, as grants of restricted stock to selected employees to compensate them for their contributions to the long-term growth and profits of the Company. Pursuant to SFAS 123R, compensation expense is recorded ratably based on the fair value of the grants at the date of grant (i) over the vesting period (ii) immediately for grants awarded to retirement-eligible employees or (iii) over the period from the grant date until the date when retirement-eligibility is achieved if earlier than the vesting date. Such units vest at a rate of 25% annually, but are recorded as outstanding upon issuance (regardless of the vesting period). The charge recorded in net income for the year ended December 31, 2006 was $1,733 (2005: $1,269; 2004: $1,524). The estimated annual non-cash expense in the year ended December 31, 2006 associated with the continued amortization of share-based awards granted to retirement-eligible employees prior to the adoption of SFAS 123R was $676.

The activity related to these restricted stock units is set forth below:

	Restricted stock units outstanding		Weighted average grant-date fair value of restricted stock units outstanding	
	Future service required	No future service required [2]	Future service required	No future service required [2]
Outstanding, beginning of year	49,984	54,375	$ 36.44	$ 36.04
Granted [1]	15,477	12,224	$ 23.10	$ 26.55
Forfeited	–	–	$ –	$ –
Vested	17,277	19,125	$ 36.41	$ 36.02
Outstanding, end of year	48,184	47,474	$ 32.91	$ 35.06

(1) The weighted average grant-date fair value of restricted stock units granted for the year ended December 31, 2006 was $24.62 per unit, (2005: $39.42; 2004: $36.98).

(2) Restricted stock units for retirement-eligible employees are deemed not to require future service.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period in accordance with SFAS 123R.

	Year ended December 31,		
	2006	2005	2004
Net income (loss), as reported	$ 394,585	$ (623,399)	$ 138,613
Add: Stock-based employee expense	3,296	2,640	2,461
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,296)	(2,875)	(2,972)
Pro forma net income (loss)	$ 394,585	$ (623,634)	$ 138,102
Dividends on preferred shares	17,176	2,664	–
Pro forma net income (loss) available to common shareholders	$ 377,409	$ (626,298)	$ 138,102

Notes to Consolidated Financial Statements cont.

(Expressed in thousands of United States Dollars, except for per share amounts)

	Year ended December 31,		
	2006	2005	2004
Earnings per share:			
Basic – as reported	$ 5.93	$ (12.30)	$ 2.87
Basic – proforma	$ 5.93	$ (12.30)	$ 2.86
Diluted – as reported	$ 5.54	$ (12.30)	$ 2.87
Diluted – proforma	$ 5.54	$ (12.30)	$ 2.85

A summary of the status of the Company's Option Plan as of December 31, 2006, and changes during the year then ended is presented in the tables and narrative below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual period	Aggregate Intrinsic Value (in thousands)
Outstanding, beginning of year	452,125	$ 36.47		
Granted	162,500	$ 28.00		
Exercised	3,000	$ 19.52		
Forfeited	–	$ –		
Outstanding, end of year	611,625	$ 34.30	7.2	$ 999.6
Exercisable, end of year	245,375	$ 33.38	5.7	$ 439.0

The weighted average fair value of options granted (per share) for the year ended December 31, 2006 was $8.99 (2005: $15.07: 2004: $14.62). The total intrinsic value of stock options exercised was $26, $1,837 and $697 for the years ended December 31, 2006, 2005 and 2004, respectively.

The fair value of options granted on March 17, 2006 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.71%; expected dividend yield of 2.286%; an expected life of 7 years; an expected volatility of 31.0%; and a forfeiture rate of 16%.

The fair value of options granted on January 3, 2005 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.93%; expected dividend yield of 2.231%; an expected life of 7 years; and an expected volatility of 36.7%.

The fair value of options granted on January 2, 2004 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.79%; expected dividend yield of 2.073%; an expected life of 7 years; and an expected volatility of 39.5%.

The assumed risk-free interest rate is the market yield on U.S. Treasury securities at 7-year constant maturity to match the expected life. The expected life is estimated based on a 4 year vesting period and a 10-year exercising period together with a review of actual historic exercising patterns of the Company. The expected dividend yield is calculated using the share price and the last dividend per share amount at the date of grant. The expected volatility is calculated using the Company's own historic price volatility over the last 5.6 years. The forfeiture rate is obtained from the Company's actual historic experience.

Range of exercise price	Outstanding at December 31, 2006	Weighted average contractual period in years	Weighted average exercise price	Exercisable at December 31, 2006	Weighted average exercise price
$13–19	6,000	3.00	$ 15.38	6,000	$ 15.38
$19–25	10,000	3.20	$ 21.73	10,000	$ 21.73
$25–31	230,625	7.82	$ 27.96	68,125	$ 27.85
$31–37	83,750	5.18	$ 31.65	61,875	$ 31.68
$37–43	128,750	7.00	$ 38.90	61,250	$ 38.90
$43–49	152,500	8.00	$ 43.03	38,125	$ 43.03
Total	611,625			245,375	

As of December 31, 2006, there was $4,003 of total unrecognized compensation cost related to unvested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.76 years.

8. Related Party Transactions

AIG sold all of its shares in the Company in August 2006, but for the purpose of the related party transactions disclosure we have treated AIG as a related party through December 31, 2006. In addition to the related party transactions discussed elsewhere in the notes to the financial statements, the Company and its subsidiaries have entered into the following transactions and agreements with related parties:

a) Administrative services

The Company and IPCRe are parties to an agreement with American International Company Limited ("AICL") an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services. This agreement provides that AICL make available to the Company and IPCRe certain office space, certain information and technology services, payroll and administrative services, human resource personnel and other ancillary services. Up until June 30, 2006, the services were provided for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1.0% thereafter). Effective July 1, 2006, a new arrangement was agreed whereby IPCRe pays an annual fee of $2,000 in the event the Company's annual gross written premiums equal or are less than $200,000 and 0.5% of any additional gross written premiums in excess of $200,000. This administrative services agreement terminates on June 30, 2009 and is automatically renewed thereafter for successive three-year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three-year term.

In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services. The services were provided for an annual fee of approximately $60 per annum (2005: $50, 2004: $50). This agreement is in effect to June 30, 2007 and thereafter may be terminated with three months' written notice.

b) Investment management services

IPCRe is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provides investment advisory and management services. This agreement is subject to termination by either party on 30 days' written notice. IPCRe pays different levels of fees based on the month end market values of the individual portfolios (fixed maturity, equity funds and hedge fund).

Rebates are received on the management fees charged by AIG Global Investment Fund Management Limited for two of the equity funds, the AIG Global Equity Fund

(Expressed in thousands of United States Dollars, except for per share amounts)

and the AIG American Equity Fund. These fees and rebates are included in net investment income in the accompanying consolidated statements of income (loss).

c) Investment custodian services

IPCRe is party to an agreement with AIG Trust Services Limited ("AIGTS"), an indirect wholly-owned subsidiary of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of income (loss). This agreement may be terminated by either party upon 90 days' written notice.

The following amounts were incurred (received) for services provided by indirect wholly-owned subsidiaries of AIG:

	Administrative services	Investment management services	Equity funds fee rebate	Investment custodian services
Year ended December 31, 2006	$ 11,546	$ 2,824	$ (2,843)	$ 1,036
Year ended December 31, 2005	$ 11,862	$ 2,370	$ (2,325)	$ 781
Year ended December 31, 2004	$ 9,292	$ 2,227	$ (2,426)	$ 749

The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2006	$ 2,291
December 31, 2005	$ 4,835

d) Underwriting services

IPCUSL is party to an agreement with AWAC, a Bermuda-based multi-line insurance and reinsurance company, which is wholly-owned by Allied World Assurance Company Holdings, Ltd., a company in which AIG has a 19.4% ownership interest. Under this agreement, IPCUSL provides underwriting services on property catastrophe treaty reinsurance written by AWAC. IPCUSL receives an agency commission of 6.5% of gross premiums written under this agreement.

On December 5, 2005, AWAC delivered notice to IPCUSL terminating the Agency Agreement effective as of November 30, 2007. On December 5, 2006, IPCUSL and AWAC executed an Amendment, dated as of December 1, 2006, to the Underwriting Agency Agreement, dated December 1, 2001 as amended, between IPCUSL and AWAC. Pursuant to the amendment, IPCUSL and AWAC mutually agreed to terminate the Agency Agreement effective as of November 30, 2006. In accordance with the amendment, AWAC shall pay to IPCUSL a $400 early termination fee, $250 of which is immediately payable and $75 of which is payable on each of December 1, 2007 and 2008, respectively. AWAC will also continue to pay to IPCUSL any agency commission due under the Agency Agreement for any and all business bound prior to November 30, 2006, and IPCUSL will continue to service such business until November 30, 2009 pursuant to the Amended Agency Agreement.

Business written under this agreement during the year was $54,349 (2005: $80,234; 2004: $65,150). Agency commission earned was $3,556 (2005: $5,234; 2004: $4,296). The amounts are recorded as other income in the accompanying consolidated statements of income (loss). The balance due from AWAC as at December 31, 2006 was $407 (2005: $1,017) and deferred commissions relating to the unearned premiums written under this agreement were $716 (2005: $739).

e) Related party reinsurance business

IPCRe assumed premiums (including reinstatement premiums) of $25,433 (2005: $44,283; 2004: $34,767) from companies who are majority-owned by a shareholder of the Company. IPCRe did not assume any premiums through brokers related to shareholders of the Company during each of the years ended December 31, 2006, 2005 and 2004 and therefore did not incur any brokerage fees and commissions in respect of this business during each of those years. IPCRe ceded premiums (Note 5) of $1,437 (2005: $1,524; 2004: $1,348) to a company which is wholly-owned by AIG. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2006 were $6,956 (2005: $20,097). Reinsurance premiums payable to related parties as of December 31, 2006 were $399 (2005: $469).

f) A director and executive officer of various AIG subsidiaries and affiliates served as the Chairman of the Board of Directors of the Company, IPCRe and IPCUSL until his retirement from the Boards effective December 31, 2005. A new director appointed effective January 1, 2006 is also a director and executive officer of various AIG subsidiaries. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

(Expressed in thousands of United States Dollars, except for per share amounts)

9. Reserve for Losses and Loss Adjustment Expenses

Movements in the reserve for losses and loss adjustment expenses are summarized as follows:

	2006	2005	2004
Gross loss reserves, beginning of the year	$ 1,072,056	$ 274,463	$ 123,320
Loss reserves recoverable, beginning of the year	(1,054)	(5,006)	(1,810)
Total net reserves, beginning of year	1,071,002	269,457	121,510
Net losses incurred related to:			
Current year	24,697	1,017,495	229,112
Prior years	33,808	55,167	(13,504)
Total incurred	58,505	1,072,662	215,608
Net paid losses related to:			
Current year	(3,248)	(96,705)	(33,967)
Prior years	(582,248)	(170,399)	(34,740)
Total paid	(585,496)	(267,104)	(68,707)
Effect of foreign exchange movements	2,627	(4,013)	1,046
Total net reserves, end of year	546,638	1,071,002	269,457
Loss reserves recoverable, end of year	1,989	1,054	5,006
Gross loss reserves, end of year	$ 548,627	$ 1,072,056	$ 274,463

Losses incurred in the year ended December 31, 2006 are predominantly due to cyclone Larry which struck Queensland, Australia and super-typhoon Shanshan, which struck Japan. Amounts recorded for these events were $13,148. Losses incurred in the year ended December 31, 2006 in respect of prior years are primarily the result of development in reserves relating to the major windstorms of 2005, primarily hurricane Wilma. In addition there were two losses recorded in 2006 which occurred in 2005: a U.K. explosion and a train wreck and associated chemical spill which took place in South Carolina.

For certain catastrophic events, there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments could require a material change in the amount estimated. However, complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which IPCRe is notified of changes to loss estimates. In particular, the estimate for hurricane Katrina has been based on industry insured loss estimates, output from industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It has also been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The unique circumstances and severity of this devastating catastrophe, including the extent of flooding and limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses. This is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage. Consequently, the ultimate net impact of losses from this event on the Company's net income might differ substantially from the foregoing estimate. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known.

Losses incurred in the year ended December 31, 2005 are predominantly due to hurricanes Katrina, Rita and Wilma which struck Louisiana, Texas and Florida, respectively. Amounts recorded for these events were $976,500 as of December 31, 2005. Losses incurred in the year ended December 31, 2005 in respect of prior years primarily result from development of 2004 reserves relating to three of the four hurricanes which struck Florida, two of the typhoons which struck Japan and the Indonesian tsunami.

Losses incurred in the year ended December 31, 2004 are predominantly due to the four hurricanes which struck Florida and two of the typhoons which struck Japan in the third quarter of 2004. Amounts recorded for these events were $220,658 as of December 31, 2004. Losses incurred in the year ended December 31, 2004 in respect of prior years include favourable development on 2003 losses for the May hailstorms/tornadoes, hurricane Isabel and the California brush fires, and 2002 losses for the eastern European floods.

Net losses and loss adjustment expenses in the consolidated statements of income (loss) are presented net of reinsurance recoveries during the year ended December 31, 2006 as follows: $1,555 (2005: $3,872; 2004: $7,765).

10. Written Premium by Geographic Region

Financial information relating to reinsurance premiums (excluding reinstatement premiums) written by geographic region is as follows:

	December 31, 2006		December 31, 2005		December 31, 2004	
	Premiums written	%	Premiums written	%	Premiums written	%
Geographic Area [1]						
United States	$ 205,866	48.7%	$ 136,331	39.7%	$ 130,327	37.7%
Europe	107,920	25.5%	94,183	27.4%	108,377	31.3%
Japan	22,907	5.4%	24,395	7.1%	20,439	5.9%
Australia/New Zealand	15,595	3.7%	14,647	4.3%	20,418	5.9%
Worldwide [2]	58,293	13.8%	66,260	19.3%	56,115	16.2%
Worldwide (excluding the U.S.) [3]	9,106	2.1%	5,419	1.6%	7,082	2.1%
Other	3,451	0.8%	2,003	0.6%	3,144	0.9%
	423,138	100.0%	343,238	100.0%	345,902	100.0%
Reinstatement premiums	6,713		129,149		32,507	
	$ 429,851		$ 472,387		$ 378,409	

(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more geographic zones, including the United States.

(3) Includes contracts that cover risks primarily in two or more geographic zones, excluding the United States.

The Company operates in a single segment from a segmental-reporting perspective.

Notes to Consolidated Financial Statements cont.

(Expressed in thousands of United States Dollars, except for per share amounts)

11. Concentration and Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPCRe does not require collateral or other security to support financial instruments with credit risk. For the year ended December 31, 2006, a single broker group accounted for approximately 30% (2005: 34%; 2004: 33%) of premiums written, excluding reinstatement premiums. For the year ended December 31, 2006, five broker groups accounted for approximately 89% (2005: 88%; 2004: 88%) of premiums written, excluding reinstatement premiums. In accordance with industry practice, IPCRe frequently pays amounts owed in respect of claims under its policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker failed to make such a payment, depending on the jurisdiction, IPCRe might remain liable to the client for the deficiency. Conversely, in certain jurisdictions when premiums for such policies are paid to reinsurance brokers for payment over to IPCRe, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to IPCRe for those amounts whether or not actually received by them. Consequently, IPCRe assumes a degree of credit risk associated with brokers around the world during the payment process.

12. Credit Facility

Effective March 31, 2006 IPCRe cancelled its three-year revolving credit facility for $200,000, which was due to expire on June 30, 2006. Effective April 13, 2006 the Company and IPCRe entered into a five-year, $500,000 credit agreement with a syndicate of lenders. The credit agreement consists of a $250,000 senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250,000 senior secured credit facility available for letters of credit. The revolving line of credit will be available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries.

Under the terms of the new $500,000 credit agreement, the Company is permitted to declare and pay dividends provided there are no defaults or unmatured defaults pending. One of the significant covenants of the facility requires the Company to maintain a minimum consolidated net worth (consolidated shareholders' equity) of $1,000,000, plus 25% of any positive net income for each fiscal year, beginning with the fiscal year ended December 31, 2006, plus 25% of the net proceeds of any equity issuance or other capital contributions. As of the date of this report, the outstanding letters of credit issued under the secured facility were $159,720 (included in pledged assets in Note 3c), no amounts have been borrowed under the unsecured facility, and we are in compliance with all terms and covenants thereof.

13. Statutory Capital and Surplus

IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations as amended (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, IPCRe is required to maintain minimum statutory capital and surplus equal to the greatest of $100,000, 50% of net premiums written or 15% of the net reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

	2006	2005
Actual statutory capital and surplus	$ 1,981,780	$ 1,611,634
Minimum statutory capital and surplus	$ 205,973	$ 225,342

IPCRe's statutory net income (loss) for the year ended December 31, 2006 was $393,730 (2005: $(626,141); 2004: $136,450).

The Act limits the maximum amount of annual dividends or distributions payable by IPCRe to the Company, without notification to the Supervisor of Insurance ("Supervisor") of such payments (and in certain cases, the prior approval of the Supervisor). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2007 without such notification is approximately $495,445.

In accordance with IPCRe's license under the Act, loss reserves are certified annually by an independent loss reserve specialist.

14. Pension Plan

Effective December 1, 1995, IPCRe adopted a defined contribution plan for the majority of its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their base salary and IPCRe will contribute an amount equal to 5% of each participant's base salary. In 2003, IPCRe adopted an additional defined contribution plan, a Supplementary Executive Retirement Plan ("SERP"), which is applicable to senior employees. Pursuant to the SERP, IPCRe contributes an amount equal to 10% of each participant's base salary to a maximum of $20 per employee. IPCRe contributions in respect of these plans amounted to approximately $349 (2005: $276; 2004: $264).

IPCRe has also entered into individual pension arrangements with specific employees that are non-contributory defined benefit plans. These defined benefit plans are currently unfunded. Benefits are based upon a percentage of average final compensation multiplied by years of credited service. During 2004 one of these employees retired from the Company and an independent actuarial calculation was obtained. The projected future benefits were settled through a lump sum payment. Independent actuarial reviews of the ongoing benefit obligations were undertaken at December 31, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements cont.

(Expressed in thousands of United States Dollars, except for per share amounts)

A summary of the status of the defined benefit plans is provided below:

	2006	2005	2004
Change in benefit obligation			
Projected benefit obligation, beginning of year	$ 1,904	$ 1,377	$ 1,506
Service cost	239	180	174
Interest cost	129	91	84
Settlement loss	–	–	193
Benefits paid	–	–	(524)
Actuarial loss (gain)	366	256	(56)
Projected benefit obligation, end of year	$ 2,638	$ 1,904	$ 1,377
Reconciliation of funded status			
Funded status, end of year	$ (2,638)	$ (1,904)	$ (1,377)
Accumulated loss, end of year	686	581	451
Net amount recognized, end of year	$ (1,952)	$ (1,323)	$ (926)
Amounts recognized in the balance sheet			
Unfunded net period benefit cost	$ (1,952)	$ (1,323)	$ (926)
Accumulated other comprehensive income	(686)	(306)	–
Accrued benefit liability, end of year	$ (2,638)	$ (1,629)	$ (926)
Change in Accumulated Other Comprehensive Income due to application of SFAS 158			
Accumulated other comprehensive income	$ 686	$ 306	$ –
Additional minimum liability (before SFAS 158)	(202)	–	–
Net increase in Accumulated Other Comprehensive Income due to application of SFAS 158	$ 484	$ 306	$ –
Components of net periodic benefit cost			
Service cost	$ 239	$ 180	$ 174
Interest cost	129	91	84
Actuarial loss	261	126	80
Net periodic benefit cost	629	397	338
Additional loss due to settlement	–	–	193
Net amount recognized in net periodic benefit cost	629	397	531
Total recognized in other comprehensive income	380	306	–
Total recognized in net periodic benefit cost and other comprehensive income during year	$ 1,009	$ 703	$ 531
Projected benefit obligation, end of year	$ 2,638	$ 1,904	$ 1,377
Accumulated benefit obligation	$ 2,154	$ 1,629	$ 926
Fair value of plan assets	$ –	$ –	$ –

In accordance with SFAS 158 an additional liability of $686 (2005: $306) is recorded in accumulated other comprehensive income in shareholders' equity in the accompanying consolidated financial statements as the unfunded accrued benefit liability exceeded the accrued pension cost. Actuarial assumptions used in estimating obligations are a discount rate of 6.00% (2005: 5.50%, 2004: 6.00%) and average compensation increases of 3.75% (2005: 3.75%, 2004: 3.75%). The benefits are expected to be paid in 2008, at an expected amount of $3,395.

15. Taxes

At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company, IPCRe and IPCUSL have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

The Company, IPCRe and IPCUSL do not consider themselves to be engaged in a trade or business in the United States and, accordingly, do not expect to be subject to United States income taxes.

IPCRe Europe Limited is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2006, 2005 and 2004 is not material to the consolidated financial statements.

16. Unaudited Quarterly Financial Data

	Quarter ended March 31, 2006	Quarter ended June 30, 2006	Quarter ended Sept. 30, 2006	Quarter ended Dec. 31, 2006
Gross premiums written	$ 235,593	$ 120,325	$ 56,288	$ 17,645
Net premiums earned	86,943	100,770	107,840	101,579
Net investment income	24,604	31,064	25,383	28,608
Net realized (losses) gains on investments	(12,614)	4,521	9,072	11,106
Net losses and loss adjustment expenses	22,096	13,387	7,918	15,104
Net income	62,647	108,822	114,965	108,151
Net income per common share – basic	$ 0.92	$ 1.64	$ 1.74	$ 1.63
Net income per common share – diluted	$ 0.86	$ 1.50	$ 1.60	$ 1.52

	Quarter ended March 31, 2005	Quarter ended June 30, 2005	Quarter ended Sept. 30, 2005	Quarter ended Dec. 31, 2005
Gross premiums written	$ 205,841	$ 86,994	$ 165,980	$ 13,572
Net premiums earned	82,038	87,129	207,291	76,064
Net investment income	17,515	14,857	15,731	23,654
Net realized (losses) gains on investments	(3,210)	1,032	(2,002)	(6,376)
Net losses and loss adjustment expenses	37,936	24,434	855,977	154,315
Net income (loss)	43,955	64,050	(656,570)	(74,835)
Net income (loss) per common share – basic	$ 0.91	$ 1.32	$ (13.57)	$ (1.32)
Net income (loss) per common share – diluted	$ 0.91	$ 1.32	$ (13.57)	$ (1.32)

(Expressed in thousands of United States Dollars, except for per share amounts)

17. Summarized Subsidiary Financial Data

Summarized consolidated financial data of IPCRe Limited and subsidiary, is as follows:

	2006	2005	2004
Gross premiums written	$ 429,851	$ 472,387	$ 378,409
Net premiums earned	397,132	452,522	354,882
Net investment income	109,659	71,641	51,220
Net realized gain (losses) on investments	12,085	(10,556)	5,946
Net losses and loss adjustment expenses	(58,505)	(1,072,662)	(215,608)
Net acquisition costs	(37,542)	(39,249)	(37,682)
General and administration expenses	(31,481)	(25,407)	(20,981)
Net foreign exchange gain (loss)	2,635	(2,979)	(1,290)
Net income (loss)	$ 393,983	$ (626,690)	$ 136,487
Loss ratio [(1)]	14.7%	237.0%	60.8%
Expense ratio [(2)]	17.4%	14.3%	16.5%
Combined ratio [(3)]	32.1%	251.3%	77.3%
Cash and investments	$ 2,485,341	$ 2,559,736	
Balances receivable from reinsureds	113,811	180,798	
Other assets	45,286	39,179	
Total assets	$ 2,644,438	$ 2,779,713	
Unearned premiums	$ 80,043	$ 66,311	
Reserves for losses	548,627	1,072,056	
Other liabilities	24,164	19,753	
Total liabilities	652,834	1,158,120	
Common stock	250,000	250,000	
Additional paid-in capital	1,211,609	1,211,609	
Retained earnings	402,685	67,202	
Accumulated other comprehensive income	127,310	92,782	
Total shareholder's equity	1,991,604	1,621,593	
Total liabilities and shareholder's equity	$ 2,644,438	$ 2,779,713	

(1) The ratio of net losses and loss adjustment expenses to net premiums earned.

(2) The ratio of net acquisition costs and general and administration expenses to net premiums earned.

(3) The sum of loss ratio and expense ratio.

Corporate Information

Board of Directors of the Company, IPCRe and IPCUSL

James P. Bryce
President & Chief Executive Officer
of the Company, IPCRe and IPCUSL

Peter S. Christie
Chairman
Friemann Christie LLC

S. George Cubbon
President & Chief Executive Officer
American International Company, Limited, Bermuda

Kenneth L. Hammond
Retired Vice Chairman & Chief Executive Officer of Attorney's Liability Assurance Society (Bermuda) Ltd.

Dr. The Honourable Clarence E. James
Retired Chief of Staff
Bermuda Hospital Board

Antony P. D. Lancaster
Retired Chairman & Chief Executive
Groupama Insurances

Frank Mutch (Chairman)
Retired Lawyer
Conyers Dill & Pearman Bermuda

Committees of the Board

Executive Committee
Frank Mutch – Chairman
James P. Bryce
S. George Cubbon

Audit Committee
Kenneth L. Hammond – Chairman
Peter S. Christie
Antony P. D. Lancaster
Frank Mutch

Compensation Committee
Dr. Clarence E. James – Chairman
Antony P. D. Lancaster
Kenneth L. Hammond
Frank Mutch

Investment Committee
S. George Cubbon – Chairman
Peter S. Christie
Antony P. D. Lancaster
Kenneth L. Hammond

Nominating Committee
Kenneth L. Hammond – Chairman
Peter S. Christie
Dr. Clarence E. James
Frank Mutch

Officers

James P. Bryce
President & Chief Executive Officer
of the Company, IPCRe and IPCUSL

Stephen F. Fallon
Senior Vice President –
Underwriting of the Company, IPCRe and IPCUSL

Peter J.A. Cozens
Senior Vice President –
Underwriting of the Company, IPCRe and IPCUSL

John R. Weale
Senior Vice President &
Chief Financial Officer of the Company, IPCRe and IPCUSL

Glenn B. Clinton
Vice President –
Underwriting of IPCRe and IPCUSL

Marco Nicolini
Vice President –
Underwriting of IPCRe and IPCUSL

Rob Newman
Vice President & Controller
of the Company, IPCRe and IPCUSL

Donna-Mae Clarke
Vice President –
Finance of IPCRe and IPCUSL

Steven M. Smith
Assistant Vice President –
Underwriting of IPCRe and IPCUSL

Judy Gardecki
Assistant Vice President –
Claims of IPCRe and IPCUSL

Lori Steinhoff
Assistant Vice President –
Finance of IPCRe and IPCUSL

Joanna Shillington
Assistant Vice President –
Finance of IPCRe and IPCUSL

Melanie Saunders
Assistant Vice President &
Company Secretary of the Company, IPCRe and IPCUSL

Addresses and Shareholders' Meeting

Bermuda

IPC Holdings, Ltd., IPCRe Limited & IPCRe Underwriting Services Limited
American International Building,
29 Richmond Road, Pembroke HM 08,
Bermuda

Tel: +1 441 298-5100 Fax: +1 441 292-8085
E-mail: info@ipcre.bm
Web site: www.ipcre.bm

Mailing Address:
P.O. Box HM 152, Hamilton HM AX, Bermuda

Ireland

IPCRe Europe Limited
AIG Centre, North Wall Quay, Dublin 1,
Ireland

Tel: +353 1 672-0202 Fax: +353 1 672-0288

Independent Auditors

KPMG
Crown House, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda

Bermuda Counsel

Conyers Dill & Pearman
Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

U.S. Counsel

Sullivan & Cromwell LLP
125 Broad Street, New York,
New York 10004, U.S.A.

Transfer Agent & Registrar

Computershare Investor Services
2 North LaSalle Street, Chicago,
Illinois 60602, U.S.A.

Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2006 is available, without charge, upon request to investor relations at our Bermuda office. The Form 10-K may also be accessed through the SEC Filings section of our web site.

Shareholders' Meeting

The 2007 Annual General Meeting will be held on June 22, 2007 at 9.30a.m. at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

Stock Trading

IPC's Common Shares are traded on The Nasdaq Global Select Market under the symbol IPCR.

As of January 31, 2007, there were 65 holders of record of Common Shares.

IPC Common Stock

The following table sets out, for the periods indicated, the cash dividends paid per Common Share and the high and low sales prices for the Common Shares as reported by the Nasdaq National Market. Such prices reflect inter dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

2006	High	Low	Dividend
First Quarter	$ 28.70	$ 25.71	$ 0.16
Second Quarter	28.25	23.81	0.16
Third Quarter	30.63	24.50	0.16
Fourth Quarter	31.97	29.11	0.16

2005	High	Low	Dividends
First Quarter	$ 43.90	$ 38.20	$ 0.24
Second Quarter	40.25	36.75	0.24
Third Quarter	42.31	28.25	0.24
Fourth Quarter	32.70	25.01	0.16

Performance Graph

The following graph shows the cumulative total return, including reinvestment of dividends, on the Common Shares compared to such return for the SNL Securities' Insurance Index – Property and Casualty ("SNL Property & Casualty") and for the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") for the period beginning on December 31, 2001 and ending on December 31, 2006, assuming $100 was invested on December 31, 2001. Each measurement point on the graph represents the cumulative shareholder return as measured by the last reported sale price at the end of each quarter during the relevant period.

Total Return Performance

For the Years ended December 31


Index
Value
200
175
150
125
100
75
50
'01
'02
'03
'04
'05
'06
IPC Holdings, Ltd.
SNL Property & Casualty Insurance Index
S&P 500

	Period Ending					
Index	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/30/05**	**12/31/06**
IPC Holdings, Ltd.	100.00	106.55	134.28	153.58	98.92	116.33
SNL Property & Casualty	100.00	93.80	116.05	127.20	139.05	162.09
S&P 500	100.00	77.90	100.24	111.14	116.59	135.00



IPC Holdings, Ltd.
American International Building
29 Richmond Road,
Pembroke HM 08, Bermuda

Tel: +1 441 298-5100
Fax: +1 441 292-8085
Email: info@ipcre.bm
Website: www.ipcre.bm

END